Nasdaq

151 West 42nd Street, NY 10036 USA | Nasdaq.com

June 27, 2025

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form 1 – Amendments of June 27, 2025

Dear Sir or Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq ISE, LLC submits its annual amendment to Form 1. If you have any questions, please call me at (646) 420-7816.

Sincerely,

Sun Kim

Sun Kim
Senior Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 06/27/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

151 W. 42 Street, New York, NY

25000233

3. Provide the applicant's mailing address (if different):

Office of General Counsel

805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

301.978.8400 (Telephone) 301.978.8472 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Sun Kim, Associate General Counsel, 1.646.420.7816

(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

John A. Zecca

805 King Farm Blvd.

Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 11/16/2004 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/2025 (MM/DD/YY)

John A. Zecca for Nasdaq ISE, LLC (Name of applicant)

By: Date: 2025.06.27 16:40:02 -04'00' (Signature)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ S tate of ______

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

Nasdaq ISE, LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at https://listingcenter.nasdaq.com/rulebook/ise/rules. The Exchange certifiesthat the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at https://listingcenter.nasdaq.com/rulebook/ise/rules. The Exchange certifiesthat the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 05/29/2025)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 12/31/2024)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit I — Financial Statement of Exchange

The audited financial statements for Nasdaq ISE, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2024 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019325000008/ndaq-20241231.htm

Exhibit J — List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission andthe public upon request.

Exhibit K — List of Shareholders or Partners of the Exchange

International Securities Exchange Holdings, Inc. ("ISE Holdings") is the sole shareholder of Nasdaq ISE, LLC, a Delaware corporation. ISE Holdings is, in turn, wholly owned by Nasdaq, Inc. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq ISE, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit M Membership Information

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

EXHIBIT C – June 2025 Amendment

Subsidiaries and Affiliates of the Exchanges*

As of June 25, 2025

U.S. Entities

1. Adenza Group, Inc. (Liquidated 7/2024)
2. Adenza Holdings, LLC (liquidated 7/2024)
3. Adenza, Inc.
4. Adenza Intermediate I, LLC (Liquidated 7/2024)
5. Adenza Intermediate II, LLC (Liquidated 7/2024)
6. BoardVantage, Inc.
7. Boston Stock Exchange Clearing Corporation
8. Content Services, LLC
9. Curzon Street Acquisition, LLC
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. eVestment Alliance, LLC
13. eVestment, Inc.
14. FINRA/NASDAQ Trade Reporting Facility LLC
15. FRAMLxchange Inc.
16. FTEN, Inc.
17. GraniteBlock, Inc. (merged 6/2025)
18. Granite Redux, Inc. (merged 6/2025)
19. International Securities Exchange Holdings, Inc.
20. Longitude LLC
21. Nasdaq Arabia Limited
22. Nasdaq BX, Inc.
23. NASDAQ Capital Markets Advisory LLC
24. Nasdaq Corporate Services, LLC
25. Nasdaq Corporate Solutions, LLC
26. Nasdaq Digital Asset Holdings, LLC
27. NASDAQ Energy Futures, LLC
28. Nasdaq Execution Services, LLC
29. Nasdaq Fund Secondaries, LLC
30. NASDAQ Futures, Inc.
31. Nasdaq GEMX, LLC
32. NASDAQ Global, Inc.
33. Nasdaq Governance Solutions, Inc.
34. Nasdaq, Inc.
35. Nasdaq Information, LLC
36. Nasdaq MRX, LLC
37. Nasdaq PHLX LLC
38. Nasdaq Private Market, LLC (30.76% directly or indirectly owned by Nasdaq, Inc.)
39. Nasdaq SB Holdings, LLC
40. Nasdaq Technology Services, LLC
41. NFSTX, LLC
42. OneReport, LLC
43. Operations & Compliance Network, LLC
44. QDiligence LLC
45. Solovis, Inc.
46. Stock Clearing Corporation of Philadelphia
47. Strategic Financial Solutions, LLC
48. Sybenetix Inc.
49. The Center for Board Evaluations, Inc.
50. The Nasdaq Options Market LLC

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

EXHIBIT C – June 2025 Amendment

51. The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
52. U.S. Exchange Holdings, Inc.
53. Verafin AcquisitionCo LLC
54. Verafin USA Inc. (dissolved 6/2025)

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

EXHIBIT C – June 2025 Amendment

Non-U.S. Subsidiaries

1. AB Nasdaq Vilnius
2. Adenza Australia Pty Ltd.
3. Adenza Brasil Ltda
4. Adenza Canada, Inc. (Liquidated 1/2025)
5. Adenza Chile SpA
6. Adenza Colombia S.A.S.
7. Adenza France SARL (Name changed to is now Nasdaq France SARL 1/2025)
8. Adenza Georgia LLC
9. Adenza Germany GmbH (Liquidated 12/2024)
10. Adenza Hong Kong Ltd. (Liquidated 12/2024)
11. Adenza India Private Ltd.
12. Adenza Ireland Ltd.
13. Adenza Israel Ltd.
14. Adenza Japan KK (Liquidated 1/2025)
15. Adenza Korea LLC (merged 1/2025)
16. Adenza Ltd. (Name changed to Nasdaq Limited 3/2025)
17. Adenza Netherlands B.V.
18. ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
19. Adenza Portugal S.A.
20. Adenza Singapore Pte. Ltd.
21. Adenza Spain S.L.
22. Adenza Technology (DIFC) Ltd.
23. Adenza Technology de Mexico, S. de R.L. de C.V.
24. AS Pensionikeskus
25. Axioma SD, Ltd.
26. AxiomSL Holdings B.V.
27. AxiomSL Ltd. (Hong Kong) (liquidated 6/2024)
28. AxiomSL Ltd. (UK)
29. AxiomSL Pty Ltd.(Liquidated 9/2024)
30. Calypso Group UK Ltd.
31. Calypso Holdco Ltd.
32. Calypso Software (Beijing) Co Ltd
33. Calypso Technology International Ltd. (dissolved 3/2025)
34. Calypso Technology Pte. Ltd.
35. Calypso UK MidCo. Ltd.
36. Calypso UK TopCo Ltd.
37. Capri Bidco Ltd.
38. Capri Holdco Ltd.
39. Cinnober Financial Technology AB
40. Curzon Street Holdings Limited
41. Ensoleillement Inc.
42. eVestment Alliance Australia Pty Limited
43. eVestment Alliance Hong Kong Limited (merged 12/2024)
44. eVestment Alliance (UK) Limited
45. Indxis Ltd
46. Kuberno Limited (27.23% directly or indirectly owned by Nasdaq, Inc.)
47. Metrio Software Inc.
48. Nasdaq AB
49. Nasdaq Arabia Limited
50. Nasdaq (Asia Pacific) Pte. Ltd.
51. Nasdaq Australia Holding Pty Ltd
52. NASDAQ Canada Inc.
53. Nasdaq Clearing AB
54. Nasdaq Clearing Oslo NUF

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

55. Nasdaq Copenhagen A/S
56. Nasdaq Corporate Solutions (India) Private Limited
57. Nasdaq Corporate Solutions International Limited
58. Nasdaq CSD SE
59. Nasdaq CXC Limited
60. Nasdaq Exchange and Clearing Services AB
61. NASDAQ France SAS (Liquidated 12/2024)
62. NASDAQ Germany GmbH
63. Nasdaq Helsinki Ltd
64. Nasdaq Holding AB
65. Nasdaq Holding Denmark A/S
66. Nasdaq Holding Luxembourg Sarl (Dissolved 4/2025)
67. Nasdaq Iceland hf.
68. Nasdaq International Ltd
69. NASDAQ Korea Ltd
70. Nasdaq Limited
71. Nasdaq Ltd
72. Nasdaq Nordic Ltd
73. NASDAQ OMX Europe Ltd
74. Nasdaq Oslo ASA
75. Nasdaq Pty Ltd
76. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
77. Nasdaq Spot AB (Liquidated 1/2025)
78. Nasdaq Stockholm AB
79. Nasdaq Tallinn AS
80. Nasdaq Technology AB
81. Nasdaq Technology Energy Systems AS
82. Nasdaq Technology Italy Srl
83. Nasdaq Technology (Japan) Ltd
84. Nasdaq Teknoloji Servisi Limited Sirketi
85. Nasdaq Treasury AB
86. Nasdaq Vilnius Services UAB
87. Nasdaq Wizer Solutions AB
88. OMX Netherlands B.V. (liquidated 11/2024)
89. OMX Netherlands Holding B.V. (liquidated 11/2024)
90. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
91. OMX Treasury Euro Holding AB
92. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
93. Quandl, Inc.
94. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
95. Shareholder.com B.V.
96. Simplitium Ltd
97. SMARTS Broker Compliance Pty Ltd
98. SMARTS Market Surveillance Pty Ltd
99. Sybenetix Limited
100. Sybenetix Ukraine
101. TopQ Software Limited
102. TOV AxiomSL
103. Verafin Solutions ULC
104. Whittaker & Garnier Limited

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	577
Investments	-
Total Receivables - Net	209,440
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	31
Other Current Assets	307,136
Margin Deposits & Default Fund	-
Total Current Assets	**517,184**
Long Term Assets:	
Total Property and Equipment - Net	130,908
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	74,773
Right of use asset	226
Total Long Term Assets	**1,129,471**
Total Assets	**1,646,655**
LIABILITIES	
AP and Accrued Expenses	32,495
SEC 31a Payable to the SEC	278,691
Accrued Personnel Costs	55,102
Deferred Revenue	28,873
Lease liability - current	132
Other Accrued Liabilities	27,488
Other Current Liabilities	435
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**423,216**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	42,405
Lease liability - non current	33
All Other Long Term Liabilities	6
Long Term Liabilities	**42,444**
Total Liabilities	**465,659**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/	(31)
Total Retained Earnings	271,196
Total NASDAQ OMX Stockholders' Equity	**1,180,995**
Total Noncontrolling Interest	-
Total Equity	**1,180,995**
Total Liabilities Minority Interest and Stockholders Equity	**1,646,655**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	566,144
Financial Technology	126,866
Market Services	2,262,873
Other	26,878
Total Revenues	**2,982,761**
Transaction-based expenses:	**-**
Transaction Rebates	(1,226,327)
Brokerage, Clearance and Exchange Fees	**(644,419)**
Revenues less Cost of Revenues	**1,112,015**
Operating Expenses:	
Compensation and Benefits	**207,698**
Marketing and Advertising	**18,622**
Depr and Amortization	**35,348**
Professional and Contract Services	34,589
Computer Ops and Data Communication	47,871
Occupancy	26,444
Regulatory	13,128
General Administrative and Other	34,241
Merger Related Expenses Total	6,159
Restructuring Charges	11,997
Total Operating Expenses	436,098
Operating Income	675,918
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	**11**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	675,929
Income Tax provisions	58
Net Income before Minority Interest	675,871
Net (gain) loss attributable to noncontrolling interests	-
Net Income	675,871

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Group, Inc. (Liquidated 7/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Group, Inc. (Liquidated 7/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(1,256)
Computer Ops and Data Communication	43
Occupancy	-
Regulatory	-
General Administrative and Other	11
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(1,201)
Operating Income	1,201
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**154,860**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	156,062
Income Tax provisions	83,468
Net Income before Minority Interest	72,594
Net (gain) loss attributable to noncontrolling interests	-
Net Income	72,594

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Holdings, LLC (liquidated 7/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Holdings, LLC (liquidated 7/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**230,460**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	230,460
Operating Income	(230,460)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(230,460)
Income Tax provisions	-
Net Income before Minority Interest	(230,460)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(230,460)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	12,607
Investments	-
Total Receivables - Net	424,746
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	2,186
Other Current Assets	149,068
Margin Deposits & Default Fund	-
Total Current Assets	**588,607**
Long Term Assets:	
Total Property and Equipment - Net	28,529
Goodwill	6,269,783
Other Intangibles	4,645,944
Non Current Deferred Taxes	137,343
Other Long Term Assets	126,815
Right of use asset	4,738
Total Long Term Assets	**11,213,152**
Total Assets	**11,801,758**
LIABILITIES	
AP and Accrued Expenses	86,458
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,944
Deferred Revenue	258,458
Lease liability - current	2,190
Other Accrued Liabilities	668
Other Current Liabilities	206
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**357,923**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,237,561
Non-current deferred revenue	3,953
Lease liability - non current	6,709
All Other Long Term Liabilities	104,085
Long Term Liabilities	**1,352,308**
Total Liabilities	**1,710,231**
EQUITY	
Common Stock Total	-
Preferred Stock Total	3,711,552
Common Stock in Treasury Total	-
Additional Paid in Capital	6,471,630
Accumulated Other Comprehensive Income/	3,827
Total Retained Earnings	(95,482)
Total NASDAQ OMX Stockholders' Equity	**10,091,527**
Total Noncontrolling Interest	-
Total Equity	**10,091,527**
Total Liabilities Minority Interest and Stockholders Equity	**11,801,758**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	513,390
Market Services	-
Other	40,269
Total Revenues	**553,659**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**553,659**
Operating Expenses:	
Compensation and Benefits	**49,537**
Marketing and Advertising	**784**
Depr and Amortization	**354,795**
Professional and Contract Services	162,425
Computer Ops and Data Communication	16,994
Occupancy	459
Regulatory	-
General Administrative and Other	156,687
Merger Related Expenses Total	9,065
Restructuring Charges	4,271
Total Operating Expenses	755,017
Operating Income	(201,358)
Total Interest Income	562
Total Interest Expense	(5)
Dividend and Investment Income	**(951)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(201,752)
Income Tax provisions	(80,235)
Net Income before Minority Interest	(121,517)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(121,517)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate I, LLC (Liquidated 7/2024)
(in thousands, unaudited)

Notes: liquidated 7/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Intermediate II, LLC (Liquidated 7/2024)
(in thousands, unaudited)

Notes: liquidated 7/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	3,494
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	41,327
Margin Deposits & Default Fund	-
Total Current Assets	**44,822**
Long Term Assets:	
Total Property and Equipment - Net	3,137
Goodwill	140,412
Other Intangibles	39,276
Non Current Deferred Taxes	4,974
Other Long Term Assets	2
Right of use asset	-
Total Long Term Assets	**187,802**
Total Assets	**232,623**
LIABILITIES	
AP and Accrued Expenses	330
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	876
Deferred Revenue	10,287
Lease liability - current	-
Other Accrued Liabilities	99
Other Current Liabilities	7
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**11,599**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,198
Long Term Liabilities	**17,758**
Total Liabilities	**29,357**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	6,756
Total NASDAQ OMX Stockholders' Equity	**203,266**
Total Noncontrolling Interest	-
Total Equity	**203,266**
Total Liabilities Minority Interest and Stockholders Equity	**232,623**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	22,790
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**22,790**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**22,790**
Operating Expenses:	
Compensation and Benefits	**4,770**
Marketing and Advertising	**-**
Depr and Amortization	**8,860**
Professional and Contract Services	550
Computer Ops and Data Communication	1,218
Occupancy	174
Regulatory	-
General Administrative and Other	496
Merger Related Expenses Total	-
Restructuring Charges	2,213
Total Operating Expenses	18,281
Operating Income	4,509
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	4,509
Income Tax provisions	-
Net Income before Minority Interest	4,509
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,509

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	132
Margin Deposits & Default Fund	-
Total Current Assets	**132**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,532**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**369**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,041)
Total NASDAQ OMX Stockholders' Equity	**1,163**
Total Noncontrolling Interest	-
Total Equity	**1,163**
Total Liabilities Minority Interest and Stockholders Equity	**1,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	9
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	**80**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**80**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	80
Total NASDAQ OMX Stockholders' Equity	**80**
Total Noncontrolling Interest	-
Total Equity	**80**
Total Liabilities Minority Interest and Stockholders Equity	**80**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	47
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**47**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**47**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	47
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	47
Income Tax provisions	-
Net Income before Minority Interest	47
Net (gain) loss attributable to noncontrolling interests	-
Net Income	47

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**6**
Total Liabilities	**6**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dasetti, Inc. (27.58%, directly or indirectly owned by Nasdaq, Inc.)
(in thousands, unaudited)

Notes: 27.58%, directly or indirectly owned by Nasdaq, Inc.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1,158
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,002
Margin Deposits & Default Fund	-
Total Current Assets	**13,160**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	114
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,688**
Total Assets	**19,848**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	4,885
Lease liability - current	-
Other Accrued Liabilities	18
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,903**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,729**
Total Liabilities	**6,633**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	8,634
Total NASDAQ OMX Stockholders' Equity	**13,215**
Total Noncontrolling Interest	-
Total Equity	**13,215**
Total Liabilities Minority Interest and Stockholders Equity	**19,848**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	13,528
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**13,528**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**13,528**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**45**
Professional and Contract Services	-
Computer Ops and Data Communication	64
Occupancy	-
Regulatory	-
General Administrative and Other	163
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	273
Operating Income	13,255
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	13,255
Income Tax provisions	-
Net Income before Minority Interest	13,255
Net (gain) loss attributable to noncontrolling interests	-
Net Income	13,255

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	186
Total Receivables - Net	6,557
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	29,973
Margin Deposits & Default Fund	-
Total Current Assets	**36,717**
Long Term Assets:	
Total Property and Equipment - Net	624
Goodwill	82,417
Other Intangibles	117,543
Non Current Deferred Taxes	72
Other Long Term Assets	16
Right of use asset	346
Total Long Term Assets	**201,018**
Total Assets	**237,735**
LIABILITIES	
AP and Accrued Expenses	481
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,942
Deferred Revenue	854
Lease liability - current	148
Other Accrued Liabilities	(2,868)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**557**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,082
Non-current deferred revenue	-
Lease liability - non current	202
All Other Long Term Liabilities	1
Long Term Liabilities	**2,285**
Total Liabilities	**2,842**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	8,504
Total NASDAQ OMX Stockholders' Equity	**234,893**
Total Noncontrolling Interest	-
Total Equity	**234,893**
Total Liabilities Minority Interest and Stockholders Equity	**237,735**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	29,316
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**29,316**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**29,316**
Operating Expenses:	
Compensation and Benefits	**7,625**
Marketing and Advertising	**139**
Depr and Amortization	**2,135**
Professional and Contract Services	533
Computer Ops and Data Communication	2,343
Occupancy	408
Regulatory	-
General Administrative and Other	1,149
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14,332
Operating Income	14,984
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	14,984
Income Tax provisions	-
Net Income before Minority Interest	14,984
Net (gain) loss attributable to noncontrolling interests	-
Net Income	14,984

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(1)
Investments	-
Total Receivables - Net	31,773
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	188,415
Margin Deposits & Default Fund	-
Total Current Assets	**220,187**
Long Term Assets:	
Total Property and Equipment - Net	29,863
Goodwill	63,150
Other Intangibles	152,784
Non Current Deferred Taxes	5,802
Other Long Term Assets	124,676
Right of use asset	3,741
Total Long Term Assets	**380,015**
Total Assets	**600,202**
LIABILITIES	
AP and Accrued Expenses	2,324
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	10,273
Deferred Revenue	89,503
Lease liability - current	1,806
Other Accrued Liabilities	(244)
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**103,662**
Total Long Term Debt	-
Non Current Deferred Tax Liability	65,851
Non-current deferred revenue	2,334
Lease liability - non current	7,277
All Other Long Term Liabilities	34,122
Long Term Liabilities	**109,584**
Total Liabilities	**213,246**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/	(37)
Total Retained Earnings	8,944
Total NASDAQ OMX Stockholders' Equity	**386,956**
Total Noncontrolling Interest	-
Total Equity	**386,956**
Total Liabilities Minority Interest and Stockholders Equity	**600,202**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	131,975
Financial Technology	-
Market Services	-
Other	11,278
Total Revenues	**143,253**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**143,253**
Operating Expenses:	
Compensation and Benefits	**66,057**
Marketing and Advertising	**573**
Depr and Amortization	**27,204**
Professional and Contract Services	12,639
Computer Ops and Data Communication	9,320
Occupancy	2,036
Regulatory	-
General Administrative and Other	4,759
Merger Related Expenses Total	145
Restructuring Charges	616
Total Operating Expenses	123,350
Operating Income	19,903
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	19,903
Income Tax provisions	62
Net Income before Minority Interest	19,841
Net (gain) loss attributable to noncontrolling interests	-
Net Income	19,841

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	15,780
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**20,680**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	367,626
Other Intangibles	2,750
Non Current Deferred Taxes	(2,975)
Other Long Term Assets	501,386
Right of use asset	-
Total Long Term Assets	**868,787**
Total Assets	**889,468**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(576)
Other Current Liabilities	27,758
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**27,182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,555
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	124,782
Long Term Liabilities	**128,337**
Total Liabilities	**155,519**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	732,707
Accumulated Other Comprehensive Income/	472
Total Retained Earnings	770
Total NASDAQ OMX Stockholders' Equity	**733,949**
Total Noncontrolling Interest	-
Total Equity	**733,949**
Total Liabilities Minority Interest and Stockholders Equity	**889,468**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**3,300**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	3,315
Operating Income	(3,315)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(3,315)
Income Tax provisions	-
Net Income before Minority Interest	(3,315)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(3,315)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	14,129
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	36,510
Margin Deposits & Default Fund	-
Total Current Assets	**50,639**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**50,644**
LIABILITIES	
AP and Accrued Expenses	4,100
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(240)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,860**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,860**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	42,783
Total NASDAQ OMX Stockholders' Equity	**46,783**
Total Noncontrolling Interest	-
Total Equity	**46,783**
Total Liabilities Minority Interest and Stockholders Equity	**50,644**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	57,565
Other	-
Total Revenues	**57,565**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**57,565**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,528
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	14,584
General Administrative and Other	863
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	16,976
Operating Income	40,589
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	40,589
Income Tax provisions	-
Net Income before Minority Interest	40,589
Net (gain) loss attributable to noncontrolling interests	-
Net Income	40,589

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: No data in 2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	9,405
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,349
Margin Deposits & Default Fund	-
Total Current Assets	**19,754**
Long Term Assets:	
Total Property and Equipment - Net	151
Goodwill	526,084
Other Intangibles	-
Non Current Deferred Taxes	438
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**526,673**
Total Assets	**546,427**
LIABILITIES	
AP and Accrued Expenses	783
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	242
Deferred Revenue	66
Lease liability - current	0
Other Accrued Liabilities	1,453
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,544**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**(218,916)**
Total Liabilities	**(216,371)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,163,123
Accumulated Other Comprehensive Income/	(27)
Total Retained Earnings	(400,298)
Total NASDAQ OMX Stockholders' Equity	**762,798**
Total Noncontrolling Interest	-
Total Equity	**762,798**
Total Liabilities Minority Interest and Stockholders Equity	**546,427**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	(44)
Financial Technology	16,642
Market Services	-
Other	22
Total Revenues	**16,620**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(9)**
Revenues less Cost of Revenues	**16,610**
Operating Expenses:	
Compensation and Benefits	**2,023**
Marketing and Advertising	**-**
Depr and Amortization	**46**
Professional and Contract Services	2,807
Computer Ops and Data Communication	9,179
Occupancy	147
Regulatory	-
General Administrative and Other	418
Merger Related Expenses Total	-
Restructuring Charges	63
Total Operating Expenses	14,683
Operating Income	1,928
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,928
Income Tax provisions	-
Net Income before Minority Interest	1,928
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,928

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,817**
Total Assets	**41,817**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(451)
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(451)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,253
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,253**
Total Liabilities	**5,803**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,777
Total NASDAQ OMX Stockholders' Equity	**36,015**
Total Noncontrolling Interest	-
Total Equity	**36,015**
Total Liabilities Minority Interest and Stockholders Equity	**41,817**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	525
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,149**
Total Assets	**109,149**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1,073)
Other Current Liabilities	0
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(1,073)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,704
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**16,704**
Total Liabilities	**15,631**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	4,735
Total NASDAQ OMX Stockholders' Equity	**93,518**
Total Noncontrolling Interest	-
Total Equity	**93,518**
Total Liabilities Minority Interest and Stockholders Equity	**109,149**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	530
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	524,827
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,206,354**
Total Assets	**1,194,682**
LIABILITIES	
AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(4,467)
Other Current Liabilities	131,493
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**224,568**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,051**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	743,500
Accumulated Other Comprehensive Income/	168
Total Retained Earnings	49,963
Total NASDAQ OMX Stockholders' Equity	**793,631**
Total Noncontrolling Interest	-
Total Equity	**793,631**
Total Liabilities Minority Interest and Stockholders Equity	**1,194,682**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**11,362**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11,362
Operating Income	(11,362)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(11,362)
Income Tax provisions	-
Net Income before Minority Interest	(11,362)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(11,362)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,227
Margin Deposits & Default Fund	-
Total Current Assets	**1,227**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,227**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(272)
Total NASDAQ OMX Stockholders' Equity	**1,269**
Total Noncontrolling Interest	-
Total Equity	**1,269**
Total Liabilities Minority Interest and Stockholders Equity	**1,227**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Arabia Limited
(in thousands, unaudited)

Notes: No data in 2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	10,094
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	33,134
Margin Deposits & Default Fund	-
Total Current Assets	**43,238**
Long Term Assets:	
Total Property and Equipment - Net	30
Goodwill	31,048
Other Intangibles	48,478
Non Current Deferred Taxes	2,934
Other Long Term Assets	17,870
Right of use asset	-
Total Long Term Assets	**100,361**
Total Assets	**143,598**
LIABILITIES	
AP and Accrued Expenses	673
SEC 31a Payable to the SEC	6,520
Accrued Personnel Costs	0
Deferred Revenue	328
Lease liability - current	-
Other Accrued Liabilities	239
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,761**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11,844
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**11,844**
Total Liabilities	**19,605**
EQUITY	
Common Stock Total	-
Preferred Stock Total	8
Common Stock in Treasury Total	-
Additional Paid in Capital	43,593
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	80,393
Total NASDAQ OMX Stockholders' Equity	**123,993**
Total Noncontrolling Interest	-
Total Equity	**123,993**
Total Liabilities Minority Interest and Stockholders Equity	**143,598**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	8,780
Financial Technology	16,081
Market Services	163,902
Other	-
Total Revenues	**188,763**
Transaction-based expenses:	**-**
Transaction Rebates	(82,692)
Brokerage, Clearance and Exchange Fees	**(15,238)**
Revenues less Cost of Revenues	**90,834**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	**-**
Depr and Amortization	**128**
Professional and Contract Services	191
Computer Ops and Data Communication	1,388
Occupancy	-
Regulatory	2,076
General Administrative and Other	1,570
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	5,354
Operating Income	85,480
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**8**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	85,487
Income Tax provisions	22,485
Net Income before Minority Interest	63,003
Net (gain) loss attributable to noncontrolling interests	-
Net Income	63,003

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	952
Margin Deposits & Default Fund	-
Total Current Assets	**1,881**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1,881**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	1,209
Total NASDAQ OMX Stockholders' Equity	**1,881**
Total Noncontrolling Interest	-
Total Equity	**1,881**
Total Liabilities Minority Interest and Stockholders Equity	**1,881**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	1,008
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,008**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,008**
Operating Expenses:	
Compensation and Benefits	**310**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	64
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	13
General Administrative and Other	5
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	392
Operating Income	615
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	615
Income Tax provisions	-
Net Income before Minority Interest	615
Net (gain) loss attributable to noncontrolling interests	-
Net Income	615

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	14,479
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,471
Margin Deposits & Default Fund	-
Total Current Assets	**18,951**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	36,205
Other Intangibles	(0)
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	(0)
Total Long Term Assets	**40,715**
Total Assets	**59,666**
LIABILITIES	
AP and Accrued Expenses	(80)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	6,671
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,591**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**516**
Total Liabilities	**7,107**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/	139
Total Retained Earnings	3,421
Total NASDAQ OMX Stockholders' Equity	**52,558**
Total Noncontrolling Interest	-
Total Equity	**52,558**
Total Liabilities Minority Interest and Stockholders Equity	**59,666**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	54
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**54**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**54**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	(0)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	51
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	51
Income Tax provisions	0
Net Income before Minority Interest	51
Net (gain) loss attributable to noncontrolling interests	-
Net Income	51

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	191,819
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,219
Margin Deposits & Default Fund	-
Total Current Assets	**195,038**
Long Term Assets:	
Total Property and Equipment - Net	27,544
Goodwill	131,949
Other Intangibles	-
Non Current Deferred Taxes	1,559
Other Long Term Assets	202,719
Right of use asset	456
Total Long Term Assets	**364,227**
Total Assets	**559,266**
LIABILITIES	
AP and Accrued Expenses	11,435
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,245
Deferred Revenue	41,311
Lease liability - current	154
Other Accrued Liabilities	545
Other Current Liabilities	118,985
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**187,676**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	36
Lease liability - non current	665
All Other Long Term Liabilities	411
Long Term Liabilities	**17,915**
Total Liabilities	**205,591**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	444,964
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(91,290)
Total NASDAQ OMX Stockholders' Equity	**353,675**
Total Noncontrolling Interest	-
Total Equity	**353,675**
Total Liabilities Minority Interest and Stockholders Equity	**559,266**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	162,537
Financial Technology	-
Market Services	-
Other	294
Total Revenues	**162,831**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**162,831**
Operating Expenses:	
Compensation and Benefits	**86,830**
Marketing and Advertising	**167**
Depr and Amortization	**6,187**
Professional and Contract Services	73,717
Computer Ops and Data Communication	12,650
Occupancy	4,878
Regulatory	-
General Administrative and Other	2,915
Merger Related Expenses Total	2,758
Restructuring Charges	3,122
Total Operating Expenses	193,225
Operating Income	(30,394)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(30,394)
Income Tax provisions	-
Net Income before Minority Interest	(30,394)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(30,394)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**1**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1)
Total NASDAQ OMX Stockholders' Equity	**(1)**
Total Noncontrolling Interest	-
Total Equity	**(1)**
Total Liabilities Minority Interest and Stockholders Equity	**1**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	1,707
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,707**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,707**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(1,483)
Total NASDAQ OMX Stockholders' Equity	**(1,483)**
Total Noncontrolling Interest	-
Total Equity	**(1,483)**
Total Liabilities Minority Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(0)
Income Tax provisions	-
Net Income before Minority Interest	(0)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(0)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	17,526
Investments	(0)
Total Receivables - Net	125
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	20,783
Margin Deposits & Default Fund	-
Total Current Assets	**38,684**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	208
Right of use asset	-
Total Long Term Assets	**5,777**
Total Assets	**44,461**
LIABILITIES	
AP and Accrued Expenses	3,255
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,255**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,255**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	14,898
Total NASDAQ OMX Stockholders' Equity	**41,206**
Total Noncontrolling Interest	-
Total Equity	**41,206**
Total Liabilities Minority Interest and Stockholders Equity	**44,461**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	42,063
Other	(1,170)
Total Revenues	**40,893**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(29,262)**
Revenues less Cost of Revenues	**11,631**
Operating Expenses:	
Compensation and Benefits	**420**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	100
Computer Ops and Data Communication	217
Occupancy	-
Regulatory	229
General Administrative and Other	157
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,122
Operating Income	10,509
Total Interest Income	122
Total Interest Expense	(4)
Dividend and Investment Income	**405**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	11,032
Income Tax provisions	-
Net Income before Minority Interest	11,032
Net (gain) loss attributable to noncontrolling interests	-
Net Income	11,032

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	330
Investments	-
Total Receivables - Net	2
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(0)
Margin Deposits & Default Fund	-
Total Current Assets	**331**
Long Term Assets:	
Total Property and Equipment - Net	418
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	42,864
Right of use asset	(0)
Total Long Term Assets	**49,908**
Total Assets	**50,240**
LIABILITIES	
AP and Accrued Expenses	28
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,223
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3,064)
Other Current Liabilities	80,930
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**79,118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,013**
Total Liabilities	**80,130**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(52,640)
Total NASDAQ OMX Stockholders' Equity	**(29,891)**
Total Noncontrolling Interest	-
Total Equity	**(29,891)**
Total Liabilities Minority Interest and Stockholders Equity	**50,240**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,585
Total Revenues	**2,585**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,585**
Operating Expenses:	
Compensation and Benefits	**4,836**
Marketing and Advertising	**305**
Depr and Amortization	**122**
Professional and Contract Services	93
Computer Ops and Data Communication	319
Occupancy	423
Regulatory	-
General Administrative and Other	406
Merger Related Expenses Total	147
Restructuring Charges	859
Total Operating Expenses	7,510
Operating Income	(4,925)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	(5,656)
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(10,581)
Income Tax provisions	-
Net Income before Minority Interest	(10,581)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(10,581)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**(208)**
LIABILITIES	
AP and Accrued Expenses	201
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	17,805
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**18,004**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	5
Long Term Liabilities	**(111)**
Total Liabilities	**17,893**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(58,495)
Total NASDAQ OMX Stockholders' Equity	**(18,101)**
Total Noncontrolling Interest	-
Total Equity	**(18,101)**
Total Liabilities Minority Interest and Stockholders Equity	**(208)**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	4
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(445)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(440)
Operating Income	440
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	440
Income Tax provisions	-
Net Income before Minority Interest	440
Net (gain) loss attributable to noncontrolling interests	-
Net Income	440

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	18,005
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	18,073
Margin Deposits & Default Fund	-
Total Current Assets	**36,078**
Long Term Assets:	
Total Property and Equipment - Net	3,824
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,384
Right of use asset	-
Total Long Term Assets	**14,209**
Total Assets	**50,287**
LIABILITIES	
AP and Accrued Expenses	4,873
SEC 31a Payable to the SEC	2,578
Accrued Personnel Costs	63
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	29
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,543**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,543**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	29,709
Total NASDAQ OMX Stockholders' Equity	**42,744**
Total Noncontrolling Interest	-
Total Equity	**42,744**
Total Liabilities Minority Interest and Stockholders Equity	**50,287**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	1,554
Financial Technology	5,180
Market Services	159,737
Other	-
Total Revenues	**166,471**
Transaction-based expenses:	**-**
Transaction Rebates	(129,023)
Brokerage, Clearance and Exchange Fees	**(5,884)**
Revenues less Cost of Revenues	**31,563**
Operating Expenses:	
Compensation and Benefits	**407**
Marketing and Advertising	**-**
Depr and Amortization	**487**
Professional and Contract Services	284
Computer Ops and Data Communication	4,848
Occupancy	11
Regulatory	1,156
General Administrative and Other	900
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	8,093
Operating Income	23,470
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	23,470
Income Tax provisions	-
Net Income before Minority Interest	23,470
Net (gain) loss attributable to noncontrolling interests	-
Net Income	23,470

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2
Investments	-
Total Receivables - Net	313
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	318,170
Margin Deposits & Default Fund	-
Total Current Assets	**318,485**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	(0)
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,231,148
Right of use asset	-
Total Long Term Assets	**4,231,590**
Total Assets	**4,550,074**
LIABILITIES	
AP and Accrued Expenses	546
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	216,746
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**217,292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**217,368**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/	(709,901)
Total Retained Earnings	408,195
Total NASDAQ OMX Stockholders' Equity	**4,332,706**
Total Noncontrolling Interest	-
Total Equity	**4,332,706**
Total Liabilities Minority Interest and Stockholders Equity	**4,550,074**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1,878)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(1,878)
Operating Income	1,878
Total Interest Income	1
Total Interest Expense	(11,755)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(9,877)
Income Tax provisions	446
Net Income before Minority Interest	(10,323)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(10,323)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	12,124
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	371,333
Investments	-
Total Receivables - Net	274,033
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	516,820
Margin Deposits & Default Fund	-
Total Current Assets	**1,162,186**
Long Term Assets:	
Total Property and Equipment - Net	129,148
Goodwill	109,848
Other Intangibles	15,557
Non Current Deferred Taxes	97,797
Other Long Term Assets	21,968,020
Right of use asset	303,731
Total Long Term Assets	**22,624,101**
Total Assets	**23,786,288**
LIABILITIES	
AP and Accrued Expenses	546,349
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	63,390
Deferred Revenue	12,831
Lease liability - current	29,513
Other Accrued Liabilities	402,252
Other Current Liabilities	1,205,185
Margin Deposits & Default Fund	-
Restructuring Provisions	300
Current Debt Obligations	399,235
Current Liabilities	**2,659,054**
Total Long Term Debt	9,081,099
Non Current Deferred Tax Liability	251,393
Non-current deferred revenue	919
Lease liability - non current	313,240
All Other Long Term Liabilities	112,272
Long Term Liabilities	**9,758,923**
Total Liabilities	**12,417,977**
EQUITY	
Common Stock Total	-
Preferred Stock Total	5,998
Common Stock in Treasury Total	(647,406)
Additional Paid in Capital	5,189,626
Accumulated Other Comprehensive Income/	143,976
Total Retained Earnings	6,676,117
Total NASDAQ OMX Stockholders' Equity	**11,368,310**
Total Noncontrolling Interest	-
Total Equity	**11,368,310**
Total Liabilities Minority Interest and Stockholders Equity	**23,786,288**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	609,033
Financial Technology	(3)
Market Services	-
Other	85,841
Total Revenues	**694,871**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**(25)**
Revenues less Cost of Revenues	**694,846**
Operating Expenses:	
Compensation and Benefits	**248,311**
Marketing and Advertising	**25,136**
Depr and Amortization	**19,942**
Professional and Contract Services	60,517
Computer Ops and Data Communication	86,168
Occupancy	23,858
Regulatory	(4)
General Administrative and Other	63,164
Merger Related Expenses Total	(31,223)
Restructuring Charges	40,967
Total Operating Expenses	536,835
Operating Income	158,011
Total Interest Income	30,815
Total Interest Expense	(413,200)
Dividend and Investment Income	**17,772**
Income from Unconsolidated Investees - net	(108)
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**2,302**
Net Income Before Taxes	(204,408)
Income Tax provisions	165,026
Net Income before Minority Interest	(369,434)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(369,434)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(859)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	51,433
Margin Deposits & Default Fund	-
Total Current Assets	**50,574**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**51,015**
LIABILITIES	
AP and Accrued Expenses	175
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	39
Lease liability - current	-
Other Accrued Liabilities	223
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**436**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(83)**
Total Liabilities	**354**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	49,661
Total NASDAQ OMX Stockholders' Equity	**50,661**
Total Noncontrolling Interest	-
Total Equity	**50,661**
Total Liabilities Minority Interest and Stockholders Equity	**51,015**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	93,539
Financial Technology	24
Market Services	-
Other	-
Total Revenues	**93,563**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**93,563**
Operating Expenses:	
Compensation and Benefits	**-**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	-
Computer Ops and Data Communication	9
Occupancy	-
Regulatory	-
General Administrative and Other	882
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	891
Operating Income	92,672
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	92,672
Income Tax provisions	-
Net Income before Minority Interest	92,672
Net (gain) loss attributable to noncontrolling interests	-
Net Income	92,672

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	10,794
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	38,368
Margin Deposits & Default Fund	-
Total Current Assets	**49,162**
Long Term Assets:	
Total Property and Equipment - Net	3,015
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	8,630
Right of use asset	-
Total Long Term Assets	**11,645**
Total Assets	**60,808**
LIABILITIES	
AP and Accrued Expenses	503
SEC 31a Payable to the SEC	2,627
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	58
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,189**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,189**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	52,428
Total NASDAQ OMX Stockholders' Equity	**57,619**
Total Noncontrolling Interest	-
Total Equity	**57,619**
Total Liabilities Minority Interest and Stockholders Equity	**60,808**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	2,149
Financial Technology	4,196
Market Services	112,754
Other	-
Total Revenues	**119,099**
Transaction-based expenses:	-
Transaction Rebates	(45,835)
Brokerage, Clearance and Exchange Fees	**(5,127)**
Revenues less Cost of Revenues	**68,137**
Operating Expenses:	
Compensation and Benefits	**60**
Marketing and Advertising	-
Depr and Amortization	**607**
Professional and Contract Services	205
Computer Ops and Data Communication	4,965
Occupancy	-
Regulatory	989
General Administrative and Other	1,519
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	8,345
Operating Income	59,792
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	59,792
Income Tax provisions	-
Net Income before Minority Interest	59,792
Net (gain) loss attributable to noncontrolling interests	-
Net Income	59,792

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	18
Investments	-
Total Receivables - Net	38,636
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	40,005
Margin Deposits & Default Fund	-
Total Current Assets	**78,659**
Long Term Assets:	
Total Property and Equipment - Net	15,685
Goodwill	503,610
Other Intangibles	237,619
Non Current Deferred Taxes	16,849
Other Long Term Assets	180,988
Right of use asset	12,119
Total Long Term Assets	**966,870**
Total Assets	**1,045,530**
LIABILITIES	
AP and Accrued Expenses	4,679
SEC 31a Payable to the SEC	19,319
Accrued Personnel Costs	7,173
Deferred Revenue	88
Lease liability - current	2,531
Other Accrued Liabilities	8,608
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**42,398**
Total Long Term Debt	-
Non Current Deferred Tax Liability	97,408
Non-current deferred revenue	-
Lease liability - non current	22,871
All Other Long Term Liabilities	16,425
Long Term Liabilities	**136,704**
Total Liabilities	**179,101**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/	1,077
Total Retained Earnings	791,893
Total NASDAQ OMX Stockholders' Equity	**866,429**
Total Noncontrolling Interest	-
Total Equity	**866,429**
Total Liabilities Minority Interest and Stockholders Equity	**1,045,530**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	14,761
Financial Technology	21,458
Market Services	366,539
Other	918
Total Revenues	**403,676**
Transaction-based expenses:	**-**
Transaction Rebates	(206,033)
Brokerage, Clearance and Exchange Fees	**(47,895)**
Revenues less Cost of Revenues	149,749
Operating Expenses:	
Compensation and Benefits	**22,120**
Marketing and Advertising	**765**
Depr and Amortization	**9,003**
Professional and Contract Services	1,853
Computer Ops and Data Communication	3,455
Occupancy	3,282
Regulatory	5,872
General Administrative and Other	4,019
Merger Related Expenses Total	293
Restructuring Charges	638
Total Operating Expenses	51,299
Operating Income	98,450
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**7**
Income from Unconsolidated Investees - net	10,878
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	109,335
Income Tax provisions	22,368
Net Income before Minority Interest	86,967
Net (gain) loss attributable to noncontrolling interests	-
Net Income	86,967

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Private Market, LLC (28.62% directly or indirectly owned by Nasdaq, Inc.)
(in thousands, unaudited)

Notes: 28.62% directly or indirectly owned by Nasdaq, Inc.

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
AP and Accrued Expenses	2,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	**-**
Total Noncontrolling Interest	-
Total Equity	**-**
Total Liabilities Minority Interest and Stockholders Equity	**2,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC (liquidated 4/2024)
(in thousands, unaudited)

Notes: No legal entity set up in financial systems

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	113,230
Margin Deposits & Default Fund	-
Total Current Assets	**113,230**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**112,536**
LIABILITIES	
AP and Accrued Expenses	4,495
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,745
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,240**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6,240**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	86,296
Total NASDAQ OMX Stockholders' Equity	**106,296**
Total Noncontrolling Interest	-
Total Equity	**106,296**
Total Liabilities Minority Interest and Stockholders Equity	**112,536**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	170,767
Market Services	-
Other	-
Total Revenues	**170,767**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**170,767**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	200
Computer Ops and Data Communication	417
Occupancy	11,778
Regulatory	-
General Administrative and Other	2,422
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	14,816
Operating Income	155,951
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	155,951
Income Tax provisions	-
Net Income before Minority Interest	155,951
Net (gain) loss attributable to noncontrolling interests	-
Net Income	155,951

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	7,810
Investments	-
Total Receivables - Net	677
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	289
Other Current Assets	25
Margin Deposits & Default Fund	-
Total Current Assets	**8,800**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**8,997**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	1,007
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,007**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,007**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	7,490
Total NASDAQ OMX Stockholders' Equity	**7,990**
Total Noncontrolling Interest	-
Total Equity	**7,990**
Total Liabilities Minority Interest and Stockholders Equity	**8,997**

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	2,541
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**2,541**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,541**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2,684
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	31
General Administrative and Other	50
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,765
Operating Income	(224)
Total Interest Income	(9)
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(233)
Income Tax provisions	-
Net Income before Minority Interest	(233)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(233)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Verafin LLC (Previously Verafin AcquisitionCo LLC)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	15
Investments	-
Total Receivables - Net	3,564
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	102,749
Margin Deposits & Default Fund	-
Total Current Assets	**106,327**
Long Term Assets:	
Total Property and Equipment - Net	36,260
Goodwill	1,882,104
Other Intangibles	575,399
Non Current Deferred Taxes	9,737
Other Long Term Assets	169,105
Right of use asset	-
Total Long Term Assets	**2,672,605**
Total Assets	**2,778,932**
LIABILITIES	
AP and Accrued Expenses	433
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	144,246
Lease liability - current	-
Other Accrued Liabilities	(74)
Other Current Liabilities	9,075
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**153,680**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	3,258
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**66,893**
Total Liabilities	**220,573**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,558,750
Accumulated Other Comprehensive Income/	(7,388)
Total Retained Earnings	6,998
Total NASDAQ OMX Stockholders' Equity	**2,558,359**
Total Noncontrolling Interest	-
Total Equity	**2,558,359**
Total Liabilities Minority Interest and Stockholders Equity	**2,778,932**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Verafin LLC (Previously Verafin AcquisitionCo LLC)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	141,823
Market Services	-
Other	-
Total Revenues	**141,823**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**141,823**
Operating Expenses:	
Compensation and Benefits	**1,540**
Marketing and Advertising	**-**
Depr and Amortization	**38,749**
Professional and Contract Services	3,947
Computer Ops and Data Communication	7
Occupancy	-
Regulatory	-
General Administrative and Other	87,470
Merger Related Expenses Total	7
Restructuring Charges	-
Total Operating Expenses	131,720
Operating Income	10,103
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	10,103
Income Tax provisions	-
Net Income before Minority Interest	10,103
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,103

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	55
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,173
Margin Deposits & Default Fund	-
Total Current Assets	**3,228**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**4,797**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	141
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**141**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**141**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	3,240
Total NASDAQ OMX Stockholders' Equity	**4,656**
Total Noncontrolling Interest	-
Total Equity	**4,656**
Total Liabilities Minority Interest and Stockholders Equity	**4,797**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	564
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**564**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**564**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	(7)
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(6)
Operating Income	570
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	570
Income Tax provisions	-
Net Income before Minority Interest	570
Net (gain) loss attributable to noncontrolling interests	-
Net Income	570

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	7,203
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,479
Margin Deposits & Default Fund	-
Total Current Assets	**17,683**
Long Term Assets:	
Total Property and Equipment - Net	202
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**237**
Total Assets	**17,920**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	311
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**311**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	17
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**17**
Total Liabilities	**327**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	17,592
Total NASDAQ OMX Stockholders' Equity	**17,592**
Total Noncontrolling Interest	-
Total Equity	**17,592**
Total Liabilities Minority Interest and Stockholders Equity	**17,920**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	21,415
Market Services	-
Other	-
Total Revenues	**21,415**
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**21,415**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**84**
Professional and Contract Services	1,383
Computer Ops and Data Communication	1,992
Occupancy	-
Regulatory	-
General Administrative and Other	182
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	3,641
Operating Income	17,774
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	17,774
Income Tax provisions	-
Net Income before Minority Interest	17,774
Net (gain) loss attributable to noncontrolling interests	-
Net Income	17,774

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	31
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,679
Margin Deposits & Default Fund	-
Total Current Assets	**1,710**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,803
Other Intangibles	710
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,513**
Total Assets	**5,222**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	39
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**39**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**39**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,018
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	2,166
Total NASDAQ OMX Stockholders' Equity	**5,183**
Total Noncontrolling Interest	-
Total Equity	**5,183**
Total Liabilities Minority Interest and Stockholders Equity	**5,222**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	407
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**407**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**407**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**142**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	142
Operating Income	265
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	265
Income Tax provisions	-
Net Income before Minority Interest	265
Net (gain) loss attributable to noncontrolling interests	-
Net Income	265

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	4,563
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,703
Margin Deposits & Default Fund	-
Total Current Assets	**6,266**
Long Term Assets:	
Total Property and Equipment - Net	12,332
Goodwill	135,483
Other Intangibles	1,550
Non Current Deferred Taxes	6,879
Other Long Term Assets	17
Right of use asset	523
Total Long Term Assets	**156,785**
Total Assets	**163,051**
LIABILITIES	
AP and Accrued Expenses	1,201
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,941
Deferred Revenue	10,419
Lease liability - current	163
Other Accrued Liabilities	51
Other Current Liabilities	168
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**14,944**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,344
Non-current deferred revenue	-
Lease liability - non current	451
All Other Long Term Liabilities	-
Long Term Liabilities	**4,795**
Total Liabilities	**19,740**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	171,625
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(28,313)
Total NASDAQ OMX Stockholders' Equity	**143,312**
Total Noncontrolling Interest	-
Total Equity	**143,312**
Total Liabilities Minority Interest and Stockholders Equity	**163,051**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	26,782
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**26,782**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**26,782**
Operating Expenses:	
Compensation and Benefits	**17,082**
Marketing and Advertising	**0**
Depr and Amortization	**4,173**
Professional and Contract Services	1,886
Computer Ops and Data Communication	5,666
Occupancy	356
Regulatory	-
General Administrative and Other	553
Merger Related Expenses Total	855
Restructuring Charges	1,422
Total Operating Expenses	31,992
Operating Income	(5,211)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(5,211)
Income Tax provisions	-
Net Income before Minority Interest	(5,211)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(5,211)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	58
Margin Deposits & Default Fund	-
Total Current Assets	**58**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**56**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(4)**
Total Liabilities	**(6)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(678)
Total NASDAQ OMX Stockholders' Equity	**61**
Total Noncontrolling Interest	-
Total Equity	**61**
Total Liabilities Minority Interest and Stockholders Equity	**56**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	159
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,600
Margin Deposits & Default Fund	-
Total Current Assets	**14,759**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	18,226
Non Current Deferred Taxes	9
Other Long Term Assets	15,513
Right of use asset	(0)
Total Long Term Assets	**37,546**
Total Assets	**52,305**
LIABILITIES	
AP and Accrued Expenses	(2)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	3
Other Current Liabilities	1,813
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,814**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	539
Long Term Liabilities	**9,810**
Total Liabilities	**11,623**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/	(187)
Total Retained Earnings	(11,201)
Total NASDAQ OMX Stockholders' Equity	**40,682**
Total Noncontrolling Interest	-
Total Equity	**40,682**
Total Liabilities Minority Interest and Stockholders Equity	**52,305**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**2,327**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	244
Regulatory	-
General Administrative and Other	49
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,620
Operating Income	(2,620)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2,620)
Income Tax provisions	-
Net Income before Minority Interest	(2,620)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,620)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(15)
Total NASDAQ OMX Stockholders' Equity	**(15)**
Total Noncontrolling Interest	-
Total Equity	**(15)**
Total Liabilities Minority Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	(24)
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,969
Margin Deposits & Default Fund	-
Total Current Assets	**1,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	636
Non Current Deferred Taxes	(425)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10,370**
Total Assets	**12,314**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(65)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(65)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	341
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**341**
Total Liabilities	**276**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(85)
Total NASDAQ OMX Stockholders' Equity	**12,039**
Total Noncontrolling Interest	-
Total Equity	**12,039**
Total Liabilities Minority Interest and Stockholders Equity	**12,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**-**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**329**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	329
Operating Income	(329)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(329)
Income Tax provisions	-
Net Income before Minority Interest	(329)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(329)

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in OS - included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
(in thousands, unaudited)

Notes: 20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	77,812
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,721
Margin Deposits & Default Fund	-
Total Current Assets	**89,533**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	743,500
Right of use asset	-
Total Long Term Assets	**743,459**
Total Assets	**832,992**
LIABILITIES	
AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,242
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,544**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,544**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	823,888
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	1,560
Total NASDAQ OMX Stockholders' Equity	**825,448**
Total Noncontrolling Interest	-
Total Equity	**825,448**
Total Liabilities Minority Interest and Stockholders Equity	**832,992**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,970
Total Revenues	**2,970**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,970**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	189
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	189
Operating Income	2,781
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,781
Income Tax provisions	-
Net Income before Minority Interest	2,781
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,781

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	891
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**891**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**891**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	453
Total NASDAQ OMX Stockholders' Equity	**891**
Total Noncontrolling Interest	-
Total Equity	**891**
Total Liabilities Minority Interest and Stockholders Equity	**891**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	63
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	63
Operating Income	(63)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(63)
Income Tax provisions	-
Net Income before Minority Interest	(63)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(63)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,537
Investments	-
Total Receivables - Net	115
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	778
Other Current Assets	70
Margin Deposits & Default Fund	-
Total Current Assets	**2,499**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	16
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**16**
Total Assets	**2,515**
LIABILITIES	
AP and Accrued Expenses	22
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	118
Deferred Revenue	31
Lease liability - current	-
Other Accrued Liabilities	28
Other Current Liabilities	6
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**204**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	68
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**68**
Total Liabilities	**273**
EQUITY	
Common Stock Total	-
Preferred Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,652
Accumulated Other Comprehensive Income/	(1,050)
Total Retained Earnings	(322)
Total NASDAQ OMX Stockholders' Equity	**2,280**
Total Noncontrolling Interest	(38)
Total Equity	**2,242**
Total Liabilities Minority Interest and Stockholders Equity	**2,515**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	747
Financial Technology	119
Market Services	616
Other	737
Total Revenues	**2,219**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,219**
Operating Expenses:	
Compensation and Benefits	**529**
Marketing and Advertising	**23**
Depr and Amortization	-
Professional and Contract Services	92
Computer Ops and Data Communication	140
Occupancy	44
Regulatory	23
General Administrative and Other	192
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,043
Operating Income	1,176
Total Interest Income	9
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,185
Income Tax provisions	182
Net Income before Minority Interest	1,003
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,003

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,301
Investments	79
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(358)
Margin Deposits & Default Fund	-
Total Current Assets	**1,022**
Long Term Assets:	
Total Property and Equipment - Net	91
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	756
Other Long Term Assets	4,059
Right of use asset	-
Total Long Term Assets	**4,906**
Total Assets	**5,928**
LIABILITIES	
AP and Accrued Expenses	216
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,345
Deferred Revenue	-
Lease liability - current	(0)
Other Accrued Liabilities	(52)
Other Current Liabilities	(44)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,465**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,473
Long Term Liabilities	**2,473**
Total Liabilities	**3,938**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(123)
Total Retained Earnings	2,112
Total NASDAQ OMX Stockholders' Equity	**1,990**
Total Noncontrolling Interest	-
Total Equity	**1,990**
Total Liabilities Minority Interest and Stockholders Equity	**5,928**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Australia Pty Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	8,888
Total Revenues	**8,888**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**8,888**
Operating Expenses:	
Compensation and Benefits	**6,782**
Marketing and Advertising	**16**
Depr and Amortization	**19**
Professional and Contract Services	859
Computer Ops and Data Communication	29
Occupancy	70
Regulatory	-
General Administrative and Other	113
Merger Related Expenses Total	798
Restructuring Charges	236
Total Operating Expenses	8,922
Operating Income	(34)
Total Interest Income	5
Total Interest Expense	(22)
Dividend and Investment Income	**392**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	341
Income Tax provisions	(15)
Net Income before Minority Interest	356
Net (gain) loss attributable to noncontrolling interests	-
Net Income	356

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,702
Investments	-
Total Receivables - Net	2,640
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	343
Margin Deposits & Default Fund	-
Total Current Assets	**4,685**
Long Term Assets:	
Total Property and Equipment - Net	7
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	255
Right of use asset	4
Total Long Term Assets	**265**
Total Assets	**4,950**
LIABILITIES	
AP and Accrued Expenses	286
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	705
Deferred Revenue	126
Lease liability - current	4
Other Accrued Liabilities	230
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,350**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,594
Long Term Liabilities	**2,594**
Total Liabilities	**3,944**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	106
Accumulated Other Comprehensive Income/	(301)
Total Retained Earnings	1,200
Total NASDAQ OMX Stockholders' Equity	**1,005**
Total Noncontrolling Interest	-
Total Equity	**1,005**
Total Liabilities Minority Interest and Stockholders Equity	**4,950**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Brasil Ltda
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	695
Market Services	-
Other	3,613
Total Revenues	**4,308**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,308**
Operating Expenses:	
Compensation and Benefits	**3,124**
Marketing and Advertising	**24**
Depr and Amortization	**4**
Professional and Contract Services	101
Computer Ops and Data Communication	0
Occupancy	72
Regulatory	-
General Administrative and Other	623
Merger Related Expenses Total	19
Restructuring Charges	11
Total Operating Expenses	3,979
Operating Income	330
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	330
Income Tax provisions	398
Net Income before Minority Interest	(68)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(68)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Canada, Inc. (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	125
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**125**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**125**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(5)
Total Retained Earnings	130
Total NASDAQ OMX Stockholders' Equity	**125**
Total Noncontrolling Interest	-
Total Equity	**125**
Total Liabilities Minority Interest and Stockholders Equity	**125**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Canada, Inc. (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	706
Total Revenues	**706**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**706**
Operating Expenses:	
Compensation and Benefits	**526**
Marketing and Advertising	**-**
Depr and Amortization	**0**
Professional and Contract Services	82
Computer Ops and Data Communication	-
Occupancy	14
Regulatory	-
General Administrative and Other	120
Merger Related Expenses Total	1
Restructuring Charges	16
Total Operating Expenses	760
Operating Income	(54)
Total Interest Income	1
Total Interest Expense	(4)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(56)
Income Tax provisions	80
Net Income before Minority Interest	(136)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(136)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	476
Investments	-
Total Receivables - Net	54
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**530**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	14
Other Long Term Assets	53
Right of use asset	-
Total Long Term Assets	**67**
Total Assets	**597**
LIABILITIES	
AP and Accrued Expenses	104
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	86
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Other Current Liabilities	(21)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**157**
Total Long Term Debt	-
Non Current Deferred Tax Liability	14
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	53
Long Term Liabilities	**67**
Total Liabilities	**224**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6
Accumulated Other Comprehensive Income/	(35)
Total Retained Earnings	402
Total NASDAQ OMX Stockholders' Equity	**373**
Total Noncontrolling Interest	-
Total Equity	**373**
Total Liabilities Minority Interest and Stockholders Equity	**597**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Chile SpA
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,172
Total Revenues	**1,172**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,172**
Operating Expenses:	
Compensation and Benefits	**668**
Marketing and Advertising	**2**
Depr and Amortization	**-**
Professional and Contract Services	75
Computer Ops and Data Communication	3
Occupancy	24
Regulatory	-
General Administrative and Other	93
Merger Related Expenses Total	265
Restructuring Charges	40
Total Operating Expenses	1,170
Operating Income	2
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2
Income Tax provisions	12
Net Income before Minority Interest	(10)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(10)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	182
Investments	-
Total Receivables - Net	1,137
Current Deferred Tax	74
Current restricted Cash and Cash equivalents	-
Other Current Assets	537
Margin Deposits & Default Fund	-
Total Current Assets	**1,929**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	456
Right of use asset	-
Total Long Term Assets	**456**
Total Assets	**2,385**
LIABILITIES	
AP and Accrued Expenses	334
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	404
Deferred Revenue	35
Lease liability - current	-
Other Accrued Liabilities	29
Other Current Liabilities	57
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**860**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1,241
Long Term Liabilities	**1,241**
Total Liabilities	**2,100**
EQUITY	
Common Stock Total	-
Preferred Stock Total	886
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(48)
Total Retained Earnings	(552)
Total NASDAQ OMX Stockholders' Equity	**285**
Total Noncontrolling Interest	-
Total Equity	**285**
Total Liabilities Minority Interest and Stockholders Equity	**2,385**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Colombia S.A.S.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	1,148
Market Services	-
Other	1,312
Total Revenues	**2,460**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,460**
Operating Expenses:	
Compensation and Benefits	**1,901**
Marketing and Advertising	**51**
Depr and Amortization	**0**
Professional and Contract Services	64
Computer Ops and Data Communication	28
Occupancy	35
Regulatory	-
General Administrative and Other	(17)
Merger Related Expenses Total	387
Restructuring Charges	7
Total Operating Expenses	2,457
Operating Income	4
Total Interest Income	65
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	69
Income Tax provisions	228
Net Income before Minority Interest	(159)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(159)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza France SARL (Name changed to is now Nasdaq France SARL 01/06/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	5,702
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,334
Margin Deposits & Default Fund	-
Total Current Assets	**9,036**
Long Term Assets:	
Total Property and Equipment - Net	353
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	396
Other Long Term Assets	8,335
Right of use asset	4,976
Total Long Term Assets	**14,060**
Total Assets	**23,095**
LIABILITIES	
AP and Accrued Expenses	741
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	12,051
Deferred Revenue	-
Lease liability - current	827
Other Accrued Liabilities	26
Other Current Liabilities	(47)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**13,600**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	4,149
All Other Long Term Liabilities	290
Long Term Liabilities	**4,439**
Total Liabilities	**18,038**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10
Accumulated Other Comprehensive Income/	(410)
Total Retained Earnings	5,458
Total NASDAQ OMX Stockholders' Equity	**5,057**
Total Noncontrolling Interest	-
Total Equity	**5,057**
Total Liabilities Minority Interest and Stockholders Equity	**23,095**

Nasdaq, Inc.

Unconsolidated Statement of Income -Adenza France SARL (Name changed to is now Nasdaq France SARL 01/06/2025)

(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	60,593
Total Revenues	**60,593**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**60,593**
Operating Expenses:	
Compensation and Benefits	**28,365**
Marketing and Advertising	**67**
Depr and Amortization	**125**
Professional and Contract Services	2,274
Computer Ops and Data Communication	170
Occupancy	806
Regulatory	-
General Administrative and Other	978
Merger Related Expenses Total	29,210
Restructuring Charges	327
Total Operating Expenses	62,322
Operating Income	(1,729)
Total Interest Income	48
Total Interest Expense	(13)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1,694)
Income Tax provisions	(388)
Net Income before Minority Interest	(1,305)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1,305)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	328
Investments	-
Total Receivables - Net	1,392
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	13
Margin Deposits & Default Fund	-
Total Current Assets	**1,733**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,661
Right of use asset	-
Total Long Term Assets	**1,699**
Total Assets	**3,432**
LIABILITIES	
AP and Accrued Expenses	803
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	345
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,146**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1,898
Long Term Liabilities	**1,898**
Total Liabilities	**3,044**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(11)
Total Retained Earnings	400
Total NASDAQ OMX Stockholders' Equity	**388**
Total Noncontrolling Interest	-
Total Equity	**388**
Total Liabilities Minority Interest and Stockholders Equity	**3,432**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Georgia LLC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,287
Total Revenues	**5,287**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**5,287**
Operating Expenses:	
Compensation and Benefits	**3,168**
Marketing and Advertising	**-**
Depr and Amortization	**7**
Professional and Contract Services	433
Computer Ops and Data Communication	11
Occupancy	72
Regulatory	-
General Administrative and Other	437
Merger Related Expenses Total	1,078
Restructuring Charges	51
Total Operating Expenses	5,257
Operating Income	30
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	30
Income Tax provisions	-
Net Income before Minority Interest	30
Net (gain) loss attributable to noncontrolling interests	-
Net Income	30

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Germany GmbH (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	643
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	149
Margin Deposits & Default Fund	-
Total Current Assets	**792**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	266
Other Long Term Assets	2,415
Right of use asset	-
Total Long Term Assets	**2,714**
Total Assets	**3,506**
LIABILITIES	
AP and Accrued Expenses	72
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,367
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,437**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**3**
Total Liabilities	**1,440**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50
Accumulated Other Comprehensive Income/	(116)
Total Retained Earnings	2,133
Total NASDAQ OMX Stockholders' Equity	**2,066**
Total Noncontrolling Interest	-
Total Equity	**2,066**
Total Liabilities Minority Interest and Stockholders Equity	**3,506**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Germany GmbH (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,400
Total Revenues	**4,400**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,400**
Operating Expenses:	
Compensation and Benefits	**3,749**
Marketing and Advertising	**(1)**
Depr and Amortization	**4**
Professional and Contract Services	190
Computer Ops and Data Communication	3
Occupancy	25
Regulatory	-
General Administrative and Other	73
Merger Related Expenses Total	1,202
Restructuring Charges	-
Total Operating Expenses	5,245
Operating Income	(845)
Total Interest Income	12
Total Interest Expense	(4)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(837)
Income Tax provisions	(292)
Net Income before Minority Interest	(545)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(545)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Hong Kong Ltd. (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	249
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	268
Margin Deposits & Default Fund	-
Total Current Assets	**518**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	2,093
Right of use asset	-
Total Long Term Assets	**2,094**
Total Assets	**2,612**
LIABILITIES	
AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	268
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**269**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	351
Long Term Liabilities	**352**
Total Liabilities	**621**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	1,980
Total NASDAQ OMX Stockholders' Equity	**1,991**
Total Noncontrolling Interest	-
Total Equity	**1,991**
Total Liabilities Minority Interest and Stockholders Equity	**2,612**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Hong Kong Ltd. (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,328
Total Revenues	**2,328**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,328**
Operating Expenses:	
Compensation and Benefits	**2,024**
Marketing and Advertising	**2**
Depr and Amortization	**30**
Professional and Contract Services	4
Computer Ops and Data Communication	14
Occupancy	38
Regulatory	-
General Administrative and Other	102
Merger Related Expenses Total	31
Restructuring Charges	87
Total Operating Expenses	2,332
Operating Income	(4)
Total Interest Income	3
Total Interest Expense	(2)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(3)
Income Tax provisions	30
Net Income before Minority Interest	(33)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(33)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	4,559
Investments	4,802
Total Receivables - Net	3,497
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,791
Margin Deposits & Default Fund	-
Total Current Assets	**16,650**
Long Term Assets:	
Total Property and Equipment - Net	868
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,312
Other Long Term Assets	503
Right of use asset	2,750
Total Long Term Assets	**5,433**
Total Assets	**22,083**
LIABILITIES	
AP and Accrued Expenses	298
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,436
Deferred Revenue	-
Lease liability - current	699
Other Accrued Liabilities	2,253
Other Current Liabilities	(317)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**10,369**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,098
All Other Long Term Liabilities	58
Long Term Liabilities	**2,156**
Total Liabilities	**12,525**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	55
Accumulated Other Comprehensive Income/	(317)
Total Retained Earnings	9,819
Total NASDAQ OMX Stockholders' Equity	**9,558**
Total Noncontrolling Interest	-
Total Equity	**9,558**
Total Liabilities Minority Interest and Stockholders Equity	**22,083**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza India Private Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	51,819
Total Revenues	**51,819**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**51,819**
Operating Expenses:	
Compensation and Benefits	**28,191**
Marketing and Advertising	**8**
Depr and Amortization	**450**
Professional and Contract Services	2,723
Computer Ops and Data Communication	73
Occupancy	1,109
Regulatory	-
General Administrative and Other	1,120
Merger Related Expenses Total	12,241
Restructuring Charges	159
Total Operating Expenses	46,074
Operating Income	5,745
Total Interest Income	314
Total Interest Expense	(1)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	6,059
Income Tax provisions	1,867
Net Income before Minority Interest	4,191
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,191

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	5,380
Investments	-
Total Receivables - Net	8,748
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(938)
Margin Deposits & Default Fund	-
Total Current Assets	**13,189**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	236
Other Long Term Assets	52,820
Right of use asset	-
Total Long Term Assets	**53,057**
Total Assets	**66,246**
LIABILITIES	
AP and Accrued Expenses	4,022
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	439
Deferred Revenue	15,676
Lease liability - current	-
Other Accrued Liabilities	570
Other Current Liabilities	(258)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**20,449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	236
Non-current deferred revenue	49
Lease liability - non current	-
All Other Long Term Liabilities	42,233
Long Term Liabilities	**42,518**
Total Liabilities	**62,966**
EQUITY	
Common Stock Total	-
Preferred Stock Total	216
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(272)
Total Retained Earnings	3,336
Total NASDAQ OMX Stockholders' Equity	**3,280**
Total Noncontrolling Interest	-
Total Equity	**3,280**
Total Liabilities Minority Interest and Stockholders Equity	**66,246**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ireland Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	30,545
Market Services	-
Other	26,528
Total Revenues	**57,073**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**57,073**
Operating Expenses:	
Compensation and Benefits	**2,422**
Marketing and Advertising	**9**
Depr and Amortization	**6,874**
Professional and Contract Services	84
Computer Ops and Data Communication	4,907
Occupancy	300
Regulatory	-
General Administrative and Other	35,900
Merger Related Expenses Total	1,730
Restructuring Charges	-
Total Operating Expenses	52,226
Operating Income	4,847
Total Interest Income	45
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	4,891
Income Tax provisions	440
Net Income before Minority Interest	4,451
Net (gain) loss attributable to noncontrolling interests	-
Net Income	4,451

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	290
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	21
Other Current Assets	999
Margin Deposits & Default Fund	-
Total Current Assets	**1,310**
Long Term Assets:	
Total Property and Equipment - Net	117
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	100
Other Long Term Assets	1,310
Right of use asset	-
Total Long Term Assets	**1,526**
Total Assets	**2,836**
LIABILITIES	
AP and Accrued Expenses	47
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	661
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	45
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**751**
Total Long Term Debt	-
Non Current Deferred Tax Liability	100
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	263
Long Term Liabilities	**363**
Total Liabilities	**1,114**
EQUITY	
Common Stock Total	-
Preferred Stock Total	3
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	159
Total Retained Earnings	1,560
Total NASDAQ OMX Stockholders' Equity	**1,722**
Total Noncontrolling Interest	-
Total Equity	**1,722**
Total Liabilities Minority Interest and Stockholders Equity	**2,836**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Israel Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	6,558
Total Revenues	**6,558**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,558**
Operating Expenses:	
Compensation and Benefits	**2,902**
Marketing and Advertising	**0**
Depr and Amortization	**9**
Professional and Contract Services	703
Computer Ops and Data Communication	52
Occupancy	112
Regulatory	-
General Administrative and Other	248
Merger Related Expenses Total	2,379
Restructuring Charges	28
Total Operating Expenses	6,432
Operating Income	126
Total Interest Income	27
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	151
Income Tax provisions	90
Net Income before Minority Interest	61
Net (gain) loss attributable to noncontrolling interests	-
Net Income	61

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Japan KK (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	400
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	426
Margin Deposits & Default Fund	-
Total Current Assets	**826**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	298
Other Long Term Assets	651
Right of use asset	-
Total Long Term Assets	**949**
Total Assets	**1,775**
LIABILITIES	
AP and Accrued Expenses	8
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	742
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(166)
Other Current Liabilities	29
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**612**
Total Long Term Debt	-
Non Current Deferred Tax Liability	286
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**287**
Total Liabilities	**899**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	65
Accumulated Other Comprehensive Income/	(44)
Total Retained Earnings	854
Total NASDAQ OMX Stockholders' Equity	**876**
Total Noncontrolling Interest	-
Total Equity	**876**
Total Liabilities Minority Interest and Stockholders Equity	**1,775**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Japan KK (Liquidated 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,588
Total Revenues	**3,588**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**3,588**
Operating Expenses:	
Compensation and Benefits	**2,854**
Marketing and Advertising	**28**
Depr and Amortization	**3**
Professional and Contract Services	38
Computer Ops and Data Communication	7
Occupancy	224
Regulatory	-
General Administrative and Other	105
Merger Related Expenses Total	323
Restructuring Charges	70
Total Operating Expenses	3,652
Operating Income	(64)
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(65)
Income Tax provisions	115
Net Income before Minority Interest	(181)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(181)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Korea LLC (merged 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	204
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	0
Margin Deposits & Default Fund	-
Total Current Assets	**205**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**24**
Total Assets	**229**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	46
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**51**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	20
Long Term Liabilities	**25**
Total Liabilities	**76**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	69
Accumulated Other Comprehensive Income/	(8)
Total Retained Earnings	90
Total NASDAQ OMX Stockholders' Equity	**152**
Total Noncontrolling Interest	-
Total Equity	**152**
Total Liabilities Minority Interest and Stockholders Equity	**229**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Korea LLC (merged 1/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	371
Total Revenues	**371**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**371**
Operating Expenses:	
Compensation and Benefits	**213**
Marketing and Advertising	**3**
Depr and Amortization	**-**
Professional and Contract Services	7
Computer Ops and Data Communication	0
Occupancy	5
Regulatory	-
General Administrative and Other	6
Merger Related Expenses Total	115
Restructuring Charges	-
Total Operating Expenses	349
Operating Income	21
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	21
Income Tax provisions	8
Net Income before Minority Interest	13
Net (gain) loss attributable to noncontrolling interests	-
Net Income	13

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Ltd. (Name changed to Nasdaq Limited 3/25)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,322
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,145
Margin Deposits & Default Fund	-
Total Current Assets	**15,466**
Long Term Assets:	
Total Property and Equipment - Net	270
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	27
Other Long Term Assets	7,348
Right of use asset	(0)
Total Long Term Assets	**7,645**
Total Assets	**23,111**
LIABILITIES	
AP and Accrued Expenses	611
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	8,267
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	744
Other Current Liabilities	(581)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**9,041**
Total Long Term Debt	-
Non Current Deferred Tax Liability	27
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	3,017
Long Term Liabilities	**3,044**
Total Liabilities	**12,084**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,141
Accumulated Other Comprehensive Income/	1,366
Total Retained Earnings	6,520
Total NASDAQ OMX Stockholders' Equity	**11,027**
Total Noncontrolling Interest	-
Total Equity	**11,027**
Total Liabilities Minority Interest and Stockholders Equity	**23,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Ltd. (Name changed to Nasdaq Limited 3/25)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	47,509
Total Revenues	**47,509**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**47,509**
Operating Expenses:	
Compensation and Benefits	**33,175**
Marketing and Advertising	**374**
Depr and Amortization	**117**
Professional and Contract Services	2,692
Computer Ops and Data Communication	2,037
Occupancy	156
Regulatory	-
General Administrative and Other	1,136
Merger Related Expenses Total	4,793
Restructuring Charges	2,421
Total Operating Expenses	46,901
Operating Income	607
Total Interest Income	147
Total Interest Expense	(18)
Dividend and Investment Income	**(4)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	733
Income Tax provisions	(144)
Net Income before Minority Interest	878
Net (gain) loss attributable to noncontrolling interests	-
Net Income	878

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,653
Investments	-
Total Receivables - Net	5,217
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,072
Margin Deposits & Default Fund	-
Total Current Assets	**7,942**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	416
Other Long Term Assets	23,012
Right of use asset	-
Total Long Term Assets	**23,428**
Total Assets	**31,370**
LIABILITIES	
AP and Accrued Expenses	213
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	13,670
Lease liability - current	-
Other Accrued Liabilities	629
Other Current Liabilities	(11)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**14,501**
Total Long Term Debt	-
Non Current Deferred Tax Liability	416
Non-current deferred revenue	34
Lease liability - non current	-
All Other Long Term Liabilities	13,546
Long Term Liabilities	**13,996**
Total Liabilities	**28,497**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(131)
Total Retained Earnings	3,004
Total NASDAQ OMX Stockholders' Equity	**2,873**
Total Noncontrolling Interest	-
Total Equity	**2,873**
Total Liabilities Minority Interest and Stockholders Equity	**31,370**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	18,114
Market Services	-
Other	948
Total Revenues	**19,062**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**19,062**
Operating Expenses:	
Compensation and Benefits	**1,215**
Marketing and Advertising	**8**
Depr and Amortization	**0**
Professional and Contract Services	10,210
Computer Ops and Data Communication	2
Occupancy	24
Regulatory	-
General Administrative and Other	4,746
Merger Related Expenses Total	6
Restructuring Charges	54
Total Operating Expenses	16,266
Operating Income	2,796
Total Interest Income	8
Total Interest Expense	(17)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,787
Income Tax provisions	616
Net Income before Minority Interest	2,172
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,172

Nasdaq, Inc.
Unconsolidated Balance Sheet -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	762
Investments	-
Total Receivables - Net	3
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,011
Margin Deposits & Default Fund	-
Total Current Assets	**2,777**
Long Term Assets:	
Total Property and Equipment - Net	147
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	169
Other Long Term Assets	3,104
Right of use asset	110
Total Long Term Assets	**3,530**
Total Assets	**6,307**
LIABILITIES	
AP and Accrued Expenses	194
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,483
Deferred Revenue	-
Lease liability - current	109
Other Accrued Liabilities	25
Other Current Liabilities	(10)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,801**
Total Long Term Debt	-
Non Current Deferred Tax Liability	169
Non-current deferred revenue	-
Lease liability - non current	19
All Other Long Term Liabilities	3,986
Long Term Liabilities	**4,173**
Total Liabilities	**5,975**
EQUITY	
Common Stock Total	-
Preferred Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(19)
Total Retained Earnings	351
Total NASDAQ OMX Stockholders' Equity	**333**
Total Noncontrolling Interest	-
Total Equity	**333**
Total Liabilities Minority Interest and Stockholders Equity	**6,307**

Nasdaq, Inc.

Unconsolidated Statement of Income -ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA

(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	6,434
Total Revenues	**6,434**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,434**
Operating Expenses:	
Compensation and Benefits	**4,471**
Marketing and Advertising	**-**
Depr and Amortization	**8**
Professional and Contract Services	1,148
Computer Ops and Data Communication	83
Occupancy	173
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	238
Restructuring Charges	28
Total Operating Expenses	6,171
Operating Income	263
Total Interest Income	21
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	284
Income Tax provisions	200
Net Income before Minority Interest	84
Net (gain) loss attributable to noncontrolling interests	-
Net Income	84

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	258
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	90
Margin Deposits & Default Fund	-
Total Current Assets	**349**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	19
Right of use asset	-
Total Long Term Assets	**76**
Total Assets	**425**
LIABILITIES	
AP and Accrued Expenses	178
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	455
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(7)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**626**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	57
Long Term Liabilities	**57**
Total Liabilities	**683**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52
Accumulated Other Comprehensive Income/	12
Total Retained Earnings	(322)
Total NASDAQ OMX Stockholders' Equity	**(258)**
Total Noncontrolling Interest	-
Total Equity	**(258)**
Total Liabilities Minority Interest and Stockholders Equity	**425**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Portugal S.A.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,561
Total Revenues	**1,561**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,561**
Operating Expenses:	
Compensation and Benefits	**1,427**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	217
Computer Ops and Data Communication	15
Occupancy	72
Regulatory	-
General Administrative and Other	23
Merger Related Expenses Total	42
Restructuring Charges	54
Total Operating Expenses	1,850
Operating Income	(289)
Total Interest Income	-
Total Interest Expense	(2)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(291)
Income Tax provisions	-
Net Income before Minority Interest	(291)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(291)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,601
Investments	-
Total Receivables - Net	425
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(3,004)
Margin Deposits & Default Fund	-
Total Current Assets	**22**
Long Term Assets:	
Total Property and Equipment - Net	67
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	58
Other Long Term Assets	21,010
Right of use asset	124
Total Long Term Assets	**21,260**
Total Assets	**21,282**
LIABILITIES	
AP and Accrued Expenses	91
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	959
Deferred Revenue	1,037
Lease liability - current	124
Other Accrued Liabilities	127
Other Current Liabilities	64
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,401**
Total Long Term Debt	-
Non Current Deferred Tax Liability	58
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	17,461
Long Term Liabilities	**17,520**
Total Liabilities	**19,921**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(6)
Total Retained Earnings	1,366
Total NASDAQ OMX Stockholders' Equity	**1,361**
Total Noncontrolling Interest	-
Total Equity	**1,361**
Total Liabilities Minority Interest and Stockholders Equity	**21,282**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Singapore Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	9,219
Market Services	-
Other	11,422
Total Revenues	**20,641**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**20,641**
Operating Expenses:	
Compensation and Benefits	**7,702**
Marketing and Advertising	**116**
Depr and Amortization	**29**
Professional and Contract Services	3,893
Computer Ops and Data Communication	57
Occupancy	396
Regulatory	-
General Administrative and Other	3,491
Merger Related Expenses Total	3,889
Restructuring Charges	306
Total Operating Expenses	19,879
Operating Income	763
Total Interest Income	0
Total Interest Expense	(50)
Dividend and Investment Income	**215**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	927
Income Tax provisions	(57)
Net Income before Minority Interest	984
Net (gain) loss attributable to noncontrolling interests	-
Net Income	984

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	247
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	441
Margin Deposits & Default Fund	-
Total Current Assets	**688**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	320
Right of use asset	-
Total Long Term Assets	**331**
Total Assets	**1,019**
LIABILITIES	
AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	329
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12
Other Current Liabilities	137
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**509**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**509**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4
Accumulated Other Comprehensive Income/	(22)
Total Retained Earnings	528
Total NASDAQ OMX Stockholders' Equity	**510**
Total Noncontrolling Interest	-
Total Equity	**510**
Total Liabilities Minority Interest and Stockholders Equity	**1,019**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Spain S.L.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,599
Total Revenues	**2,599**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,599**
Operating Expenses:	
Compensation and Benefits	**1,385**
Marketing and Advertising	**0**
Depr and Amortization	**1**
Professional and Contract Services	83
Computer Ops and Data Communication	1
Occupancy	17
Regulatory	-
General Administrative and Other	154
Merger Related Expenses Total	760
Restructuring Charges	157
Total Operating Expenses	2,560
Operating Income	39
Total Interest Income	12
Total Interest Expense	(3)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	48
Income Tax provisions	19
Net Income before Minority Interest	30
Net (gain) loss attributable to noncontrolling interests	-
Net Income	30

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	464
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	374
Margin Deposits & Default Fund	-
Total Current Assets	**838**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,509
Right of use asset	547
Total Long Term Assets	**3,056**
Total Assets	**3,893**
LIABILITIES	
AP and Accrued Expenses	53
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	834
Deferred Revenue	-
Lease liability - current	171
Other Accrued Liabilities	-
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,058**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	331
All Other Long Term Liabilities	448
Long Term Liabilities	**779**
Total Liabilities	**1,837**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50
Accumulated Other Comprehensive Income/	(0)
Total Retained Earnings	2,006
Total NASDAQ OMX Stockholders' Equity	**2,056**
Total Noncontrolling Interest	-
Total Equity	**2,056**
Total Liabilities Minority Interest and Stockholders Equity	**3,893**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology (DIFC) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,867
Total Revenues	**4,867**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,867**
Operating Expenses:	
Compensation and Benefits	**4,310**
Marketing and Advertising	**1**
Depr and Amortization	**14**
Professional and Contract Services	14
Computer Ops and Data Communication	7
Occupancy	139
Regulatory	-
General Administrative and Other	362
Merger Related Expenses Total	12
Restructuring Charges	50
Total Operating Expenses	4,908
Operating Income	(41)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(41)
Income Tax provisions	-
Net Income before Minority Interest	(41)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(41)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	298
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,746
Margin Deposits & Default Fund	-
Total Current Assets	**3,043**
Long Term Assets:	
Total Property and Equipment - Net	110
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	712
Other Long Term Assets	1,494
Right of use asset	-
Total Long Term Assets	**2,316**
Total Assets	**5,360**
LIABILITIES	
AP and Accrued Expenses	101
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,381
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(490)
Other Current Liabilities	(101)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,891**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,734
Long Term Liabilities	**2,734**
Total Liabilities	**4,625**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(29)
Total Retained Earnings	764
Total NASDAQ OMX Stockholders' Equity	**735**
Total Noncontrolling Interest	-
Total Equity	**735**
Total Liabilities Minority Interest and Stockholders Equity	**5,360**

Nasdaq, Inc.
Unconsolidated Statement of Income -Adenza Technology de Mexico, S. de R.L. de C.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	18,511
Total Revenues	**18,511**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**18,511**
Operating Expenses:	
Compensation and Benefits	**16,239**
Marketing and Advertising	**26**
Depr and Amortization	**184**
Professional and Contract Services	211
Computer Ops and Data Communication	38
Occupancy	247
Regulatory	-
General Administrative and Other	482
Merger Related Expenses Total	1,746
Restructuring Charges	201
Total Operating Expenses	19,373
Operating Income	(863)
Total Interest Income	25
Total Interest Expense	(22)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(860)
Income Tax provisions	(72)
Net Income before Minority Interest	(787)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(787)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	61
Investments	-
Total Receivables - Net	162
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	280
Other Current Assets	131
Margin Deposits & Default Fund	-
Total Current Assets	**634**
Long Term Assets:	
Total Property and Equipment - Net	440
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	1
Right of use asset	54
Total Long Term Assets	**498**
Total Assets	**1,131**
LIABILITIES	
AP and Accrued Expenses	174
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	43
Deferred Revenue	-
Lease liability - current	26
Other Accrued Liabilities	-
Other Current Liabilities	25
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**269**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	29
All Other Long Term Liabilities	-
Long Term Liabilities	**29**
Total Liabilities	**297**
EQUITY	
Common Stock Total	-
Preferred Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	803
Accumulated Other Comprehensive Income/	(164)
Total Retained Earnings	(34)
Total NASDAQ OMX Stockholders' Equity	**834**
Total Noncontrolling Interest	-
Total Equity	**834**
Total Liabilities Minority Interest and Stockholders Equity	**1,131**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	1,196
Other	-
Total Revenues	**1,196**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,196**
Operating Expenses:	
Compensation and Benefits	**283**
Marketing and Advertising	**2**
Depr and Amortization	**220**
Professional and Contract Services	390
Computer Ops and Data Communication	335
Occupancy	49
Regulatory	8
General Administrative and Other	153
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,441
Operating Income	(245)
Total Interest Income	1
Total Interest Expense	(12)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(256)
Income Tax provisions	-
Net Income before Minority Interest	(256)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(256)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	74
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20
Right of use asset	-
Total Long Term Assets	**20**
Total Assets	**94**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	20
Long Term Liabilities	**20**
Total Liabilities	**20**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(18)
Total Retained Earnings	92
Total NASDAQ OMX Stockholders' Equity	**74**
Total Noncontrolling Interest	-
Total Equity	**74**
Total Liabilities Minority Interest and Stockholders Equity	**94**

Nasdaq, Inc.
Unconsolidated Statement of Income -Axioma SD, Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	1
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	2
Net Income before Minority Interest	(4)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	136
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(188)
Margin Deposits & Default Fund	-
Total Current Assets	**(52)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,531
Right of use asset	-
Total Long Term Assets	**1,531**
Total Assets	**1,479**
LIABILITIES	
AP and Accrued Expenses	131
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**131**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	333
Long Term Liabilities	**333**
Total Liabilities	**464**
EQUITY	
Common Stock Total	-
Preferred Stock Total	22
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(34)
Total Retained Earnings	1,028
Total NASDAQ OMX Stockholders' Equity	**1,015**
Total Noncontrolling Interest	-
Total Equity	**1,015**
Total Liabilities Minority Interest and Stockholders Equity	**1,479**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Holdings B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**-**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(85)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(12)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(96)
Operating Income	96
Total Interest Income	-
Total Interest Expense	(3)
Dividend and Investment Income	**65**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	158
Income Tax provisions	-
Net Income before Minority Interest	158
Net (gain) loss attributable to noncontrolling interests	-
Net Income	158

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (Hong Kong) (liquidated 6/2024)
(in thousands, unaudited)

Notes: liquidated 6/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	9
Total Retained Earnings	(9)
Total NASDAQ OMX Stockholders' Equity	**0**
Total Noncontrolling Interest	-
Total Equity	**0**
Total Liabilities Minority Interest and Stockholders Equity	**0**

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Ltd. (UK)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	(255)
Market Services	-
Other	-
Total Revenues	**(255)**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(255)**
Operating Expenses:	
Compensation and Benefits	**25**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(177)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(152)
Operating Income	(103)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**(4)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(107)
Income Tax provisions	86
Net Income before Minority Interest	(193)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(193)

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Pty Ltd.(Liquidated 10/09/2024)
(in thousands, unaudited)

Notes: Liquidated 10/09/2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -AxiomSL Software Spain, S.L. (liquidated 3/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	-
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -AxiomSL Software Spain, S.L. (liquidated 3/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2
Operating Income	(2)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(2)
Income Tax provisions	-
Net Income before Minority Interest	(2)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Group UK Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Holdco Ltd.
(in thousands, unaudited)

Notes: Currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,104
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	23
Margin Deposits & Default Fund	-
Total Current Assets	**2,127**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	66
Right of use asset	-
Total Long Term Assets	**66**
Total Assets	**2,193**
LIABILITIES	
AP and Accrued Expenses	37
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	59
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	4
Other Current Liabilities	(1)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**98**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	66
Long Term Liabilities	**66**
Total Liabilities	**164**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,187
Accumulated Other Comprehensive Income/	(15)
Total Retained Earnings	857
Total NASDAQ OMX Stockholders' Equity	**2,028**
Total Noncontrolling Interest	-
Total Equity	**2,028**
Total Liabilities Minority Interest and Stockholders Equity	**2,193**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Software (Beijing) Co Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	706
Total Revenues	**706**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**706**
Operating Expenses:	
Compensation and Benefits	**525**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	82
Computer Ops and Data Communication	0
Occupancy	40
Regulatory	-
General Administrative and Other	(25)
Merger Related Expenses Total	16
Restructuring Charges	13
Total Operating Expenses	651
Operating Income	54
Total Interest Income	20
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	75
Income Tax provisions	3
Net Income before Minority Interest	72
Net (gain) loss attributable to noncontrolling interests	-
Net Income	72

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology International Ltd. (Dissolved 20/03/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	966
Right of use asset	-
Total Long Term Assets	**966**
Total Assets	**966**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(38)
Total Retained Earnings	1,004
Total NASDAQ OMX Stockholders' Equity	**966**
Total Noncontrolling Interest	-
Total Equity	**966**
Total Liabilities Minority Interest and Stockholders Equity	**966**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology International Ltd. (Dissolved 20/03/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**(134)**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	(133)
Operating Income	133
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	133
Income Tax provisions	-
Net Income before Minority Interest	133
Net (gain) loss attributable to noncontrolling interests	-
Net Income	133

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	236
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	550
Margin Deposits & Default Fund	-
Total Current Assets	**786**
Long Term Assets:	
Total Property and Equipment - Net	7
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	2,123
Right of use asset	-
Total Long Term Assets	**2,132**
Total Assets	**2,918**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	363
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	60
Other Current Liabilities	(1)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**443**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**2**
Total Liabilities	**445**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	219
Accumulated Other Comprehensive Income/	(38)
Total Retained Earnings	2,292
Total NASDAQ OMX Stockholders' Equity	**2,473**
Total Noncontrolling Interest	-
Total Equity	**2,473**
Total Liabilities Minority Interest and Stockholders Equity	**2,918**

Nasdaq, Inc.
Unconsolidated Statement of Income -Calypso Technology Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	5,177
Total Revenues	**5,177**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**5,177**
Operating Expenses:	
Compensation and Benefits	**1,546**
Marketing and Advertising	**6**
Depr and Amortization	**7**
Professional and Contract Services	58
Computer Ops and Data Communication	1
Occupancy	-
Regulatory	-
General Administrative and Other	107
Merger Related Expenses Total	3,175
Restructuring Charges	-
Total Operating Expenses	4,900
Operating Income	277
Total Interest Income	3
Total Interest Expense	(1)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	280
Income Tax provisions	31
Net Income before Minority Interest	249
Net (gain) loss attributable to noncontrolling interests	-
Net Income	249

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK MidCo. Ltd.
(in thousands, unaudited)

Notes: currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Calypso UK TopCo Ltd.
(in thousands, unaudited)

Notes: currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Bidco Ltd.
(in thousands, unaudited)

Notes: currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Capri Holdco Ltd.
(in thousands, unaudited)

Notes: currently in a voluntary liquidation

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,330
Investments	-
Total Receivables - Net	26,090
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	18,495
Margin Deposits & Default Fund	-
Total Current Assets	**45,915**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	64,577
Other Intangibles	29,451
Non Current Deferred Taxes	9
Other Long Term Assets	43,288
Right of use asset	-
Total Long Term Assets	**137,325**
Total Assets	**183,240**
LIABILITIES	
AP and Accrued Expenses	30,940
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16
Deferred Revenue	7,563
Lease liability - current	-
Other Accrued Liabilities	(550)
Other Current Liabilities	(1,405)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**36,565**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,067
Non-current deferred revenue	2,708
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**8,775**
Total Liabilities	**45,340**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/	(26,687)
Total Retained Earnings	(50,022)
Total NASDAQ OMX Stockholders' Equity	**137,899**
Total Noncontrolling Interest	-
Total Equity	**137,899**
Total Liabilities Minority Interest and Stockholders Equity	**183,240**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	28,778
Market Services	-
Other	-
Total Revenues	**28,778**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**28,778**
Operating Expenses:	
Compensation and Benefits	**122**
Marketing and Advertising	**-**
Depr and Amortization	**4,872**
Professional and Contract Services	12,015
Computer Ops and Data Communication	12,330
Occupancy	13
Regulatory	-
General Administrative and Other	1,367
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	30,722
Operating Income	(1,944)
Total Interest Income	699
Total Interest Expense	(7)
Dividend and Investment Income	**(3,789)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(5,041)
Income Tax provisions	(971)
Net Income before Minority Interest	(4,070)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4,070)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2024

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	30,750
Accumulated Other Comprehensive Income/	(79)
Total Retained Earnings	84,352
Total NASDAQ OMX Stockholders' Equity	**115,023**
Total Noncontrolling Interest	-
Total Equity	**115,023**
Total Liabilities Minority Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(1)
Income Tax provisions	-
Net Income before Minority Interest	(1)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(1)

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	385
Investments	-
Total Receivables - Net	884
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,500
Margin Deposits & Default Fund	-
Total Current Assets	**2,769**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,281
Other Intangibles	2,230
Non Current Deferred Taxes	204
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**3,715**
Total Assets	**6,484**
LIABILITIES	
AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(7)
Deferred Revenue	1,767
Lease liability - current	-
Other Accrued Liabilities	46
Other Current Liabilities	83
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,919**
Total Long Term Debt	-
Non Current Deferred Tax Liability	669
Non-current deferred revenue	77
Lease liability - non current	-
All Other Long Term Liabilities	11
Long Term Liabilities	**758**
Total Liabilities	**2,676**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/	(958)
Total Retained Earnings	(1,575)
Total NASDAQ OMX Stockholders' Equity	**3,808**
Total Noncontrolling Interest	-
Total Equity	**3,808**
Total Liabilities Minority Interest and Stockholders Equity	**6,484**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	2,429
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**2,429**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,429**
Operating Expenses:	
Compensation and Benefits	**402**
Marketing and Advertising	**3**
Depr and Amortization	**303**
Professional and Contract Services	1,664
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	25
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,398
Operating Income	30
Total Interest Income	81
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	111
Income Tax provisions	(11)
Net Income before Minority Interest	122
Net (gain) loss attributable to noncontrolling interests	-
Net Income	122

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited (merged 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	364
Margin Deposits & Default Fund	-
Total Current Assets	**364**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,406
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,406**
Total Assets	**1,770**
LIABILITIES	
AP and Accrued Expenses	107
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	94
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(3)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**198**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**198**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	25
Total Retained Earnings	1,547
Total NASDAQ OMX Stockholders' Equity	**1,572**
Total Noncontrolling Interest	-
Total Equity	**1,572**
Total Liabilities Minority Interest and Stockholders Equity	**1,770**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited (merged 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	959
Total Revenues	**959**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**959**
Operating Expenses:	
Compensation and Benefits	**854**
Marketing and Advertising	**2**
Depr and Amortization	**-**
Professional and Contract Services	39
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	115
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1,010
Operating Income	(51)
Total Interest Income	1
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(50)
Income Tax provisions	(67)
Net Income before Minority Interest	16
Net (gain) loss attributable to noncontrolling interests	-
Net Income	16

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,447
Investments	-
Total Receivables - Net	3,916
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,638
Margin Deposits & Default Fund	-
Total Current Assets	**13,000**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	9,647
Other Intangibles	22,807
Non Current Deferred Taxes	-
Other Long Term Assets	(162)
Right of use asset	(0)
Total Long Term Assets	**32,297**
Total Assets	**45,297**
LIABILITIES	
AP and Accrued Expenses	164
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	628
Deferred Revenue	12,359
Lease liability - current	0
Other Accrued Liabilities	(119)
Other Current Liabilities	457
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**13,490**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,702
Non-current deferred revenue	123
Lease liability - non current	0
All Other Long Term Liabilities	2,110
Long Term Liabilities	**7,934**
Total Liabilities	**21,424**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/	(2,326)
Total Retained Earnings	(17,727)
Total NASDAQ OMX Stockholders' Equity	**23,873**
Total Noncontrolling Interest	-
Total Equity	**23,873**
Total Liabilities Minority Interest and Stockholders Equity	**45,297**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	19,085
Financial Technology	-
Market Services	-
Other	823
Total Revenues	**19,908**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**19,908**
Operating Expenses:	
Compensation and Benefits	**5,803**
Marketing and Advertising	**217**
Depr and Amortization	**2,977**
Professional and Contract Services	9,750
Computer Ops and Data Communication	26
Occupancy	738
Regulatory	-
General Administrative and Other	612
Merger Related Expenses Total	-
Restructuring Charges	236
Total Operating Expenses	20,359
Operating Income	(451)
Total Interest Income	263
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(188)
Income Tax provisions	(347)
Net Income before Minority Interest	159
Net (gain) loss attributable to noncontrolling interests	-
Net Income	159

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	179
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(69)
Margin Deposits & Default Fund	-
Total Current Assets	**110**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	1,725
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,736**
Total Assets	**1,846**
LIABILITIES	
AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	118
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(15)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**113**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**113**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/	(311)
Total Retained Earnings	(699)
Total NASDAQ OMX Stockholders' Equity	**1,733**
Total Noncontrolling Interest	-
Total Equity	**1,733**
Total Liabilities Minority Interest and Stockholders Equity	**1,846**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	992
Total Revenues	**992**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**992**
Operating Expenses:	
Compensation and Benefits	**757**
Marketing and Advertising	**-**
Depr and Amortization	**47**
Professional and Contract Services	36
Computer Ops and Data Communication	1
Occupancy	97
Regulatory	-
General Administrative and Other	47
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	985
Operating Income	7
Total Interest Income	-
Total Interest Expense	(13)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(7)
Income Tax provisions	-
Net Income before Minority Interest	(7)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(7)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited (32.29% directly or indirectly owned by Nasdaq, Inc.)
(in thousands, unaudited)

Notes: 32.29% directly or indirectly owned by Nasdaq, Inc.-not in HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	536
Investments	-
Total Receivables - Net	28,170
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,128
Margin Deposits & Default Fund	-
Total Current Assets	**29,833**
Long Term Assets:	
Total Property and Equipment - Net	397
Goodwill	1,639
Other Intangibles	-
Non Current Deferred Taxes	980
Other Long Term Assets	0
Right of use asset	696
Total Long Term Assets	**3,713**
Total Assets	**33,546**
LIABILITIES	
AP and Accrued Expenses	28,701
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,129
Deferred Revenue	328
Lease liability - current	137
Other Accrued Liabilities	-
Other Current Liabilities	(26)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**30,268**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	646
All Other Long Term Liabilities	-
Long Term Liabilities	**646**
Total Liabilities	**30,914**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	21,297
Accumulated Other Comprehensive Income/	(3,176)
Total Retained Earnings	(15,488)
Total NASDAQ OMX Stockholders' Equity	**2,632**
Total Noncontrolling Interest	-
Total Equity	**2,632**
Total Liabilities Minority Interest and Stockholders Equity	**33,546**

Nasdaq, Inc.
Unconsolidated Statement of Income -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	1,364
Financial Technology	-
Market Services	-
Other	9,889
Total Revenues	**11,252**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**11,252**
Operating Expenses:	
Compensation and Benefits	**6,032**
Marketing and Advertising	**0**
Depr and Amortization	**115**
Professional and Contract Services	3,150
Computer Ops and Data Communication	699
Occupancy	237
Regulatory	-
General Administrative and Other	194
Merger Related Expenses Total	141
Restructuring Charges	459
Total Operating Expenses	11,027
Operating Income	225
Total Interest Income	0
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	225
Income Tax provisions	(2,390)
Net Income before Minority Interest	2,615
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,615

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	43
Investments	-
Total Receivables - Net	25,932
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(470,124)
Margin Deposits & Default Fund	-
Total Current Assets	**(444,149)**
Long Term Assets:	
Total Property and Equipment - Net	1,541
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4,366
Other Long Term Assets	(3,310,793)
Right of use asset	4,936
Total Long Term Assets	**(3,299,949)**
Total Assets	**(3,744,098)**
LIABILITIES	
AP and Accrued Expenses	1,338
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,145
Deferred Revenue	-
Lease liability - current	5,219
Other Accrued Liabilities	345,181
Other Current Liabilities	62
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**352,946**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	1,878
Long Term Liabilities	**1,878**
Total Liabilities	**354,824**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/	586,910
Total Retained Earnings	(495,944)
Total NASDAQ OMX Stockholders' Equity	**(4,098,922)**
Total Noncontrolling Interest	-
Total Equity	**(4,098,922)**
Total Liabilities Minority Interest and Stockholders Equity	**(3,744,098)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	9,782
Total Revenues	**9,782**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**9,782**
Operating Expenses:	
Compensation and Benefits	**3,649**
Marketing and Advertising	**5**
Depr and Amortization	**439**
Professional and Contract Services	2,509
Computer Ops and Data Communication	146
Occupancy	(22)
Regulatory	-
General Administrative and Other	2,761
Merger Related Expenses Total	-
Restructuring Charges	132
Total Operating Expenses	9,618
Operating Income	163
Total Interest Income	0
Total Interest Expense	(39,622)
Dividend and Investment Income	**25,965**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(13,494)
Income Tax provisions	4,591
Net Income before Minority Interest	(18,085)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(18,085)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Arabia Limited
(in thousands, unaudited)

Notes: New entity in 2025

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	468
Investments	-
Total Receivables - Net	75
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,914
Margin Deposits & Default Fund	-
Total Current Assets	**3,458**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	171
Total Long Term Assets	**190**
Total Assets	**3,648**
LIABILITIES	
AP and Accrued Expenses	21
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	668
Deferred Revenue	(0)
Lease liability - current	178
Other Accrued Liabilities	108
Other Current Liabilities	167
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,143**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**1,143**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/	17
Total Retained Earnings	1,476
Total NASDAQ OMX Stockholders' Equity	**2,505**
Total Noncontrolling Interest	-
Total Equity	**2,505**
Total Liabilities Minority Interest and Stockholders Equity	**3,648**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	8,052
Market Services	-
Other	2,331
Total Revenues	**10,383**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**10,383**
Operating Expenses:	
Compensation and Benefits	**3,861**
Marketing and Advertising	**43**
Depr and Amortization	**6**
Professional and Contract Services	5,116
Computer Ops and Data Communication	51
Occupancy	296
Regulatory	-
General Administrative and Other	403
Merger Related Expenses Total	4
Restructuring Charges	18
Total Operating Expenses	9,798
Operating Income	585
Total Interest Income	76
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	661
Income Tax provisions	132
Net Income before Minority Interest	530
Net (gain) loss attributable to noncontrolling interests	-
Net Income	530

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	15
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	37,224
Other Intangibles	1,983
Non Current Deferred Taxes	-
Other Long Term Assets	11,092
Right of use asset	-
Total Long Term Assets	**50,299**
Total Assets	**50,314**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	2,577
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,577**
Total Long Term Debt	-
Non Current Deferred Tax Liability	595
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**595**
Total Liabilities	**3,172**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/	(14,503)
Total Retained Earnings	(16,101)
Total NASDAQ OMX Stockholders' Equity	**47,142**
Total Noncontrolling Interest	-
Total Equity	**47,142**
Total Liabilities Minority Interest and Stockholders Equity	**50,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	(44)
Market Services	-
Other	-
Total Revenues	**(44)**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**(44)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	**704**
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(43)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	661
Operating Income	(705)
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(704)
Income Tax provisions	(210)
Net Income before Minority Interest	(494)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(494)

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	5,881
Investments	-
Total Receivables - Net	12,989
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,021
Margin Deposits & Default Fund	-
Total Current Assets	**35,891**
Long Term Assets:	
Total Property and Equipment - Net	16,646
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	10,048
Other Long Term Assets	131
Right of use asset	15,140
Total Long Term Assets	**41,966**
Total Assets	**77,856**
LIABILITIES	
AP and Accrued Expenses	19,457
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	19,650
Deferred Revenue	-
Lease liability - current	3,132
Other Accrued Liabilities	760
Other Current Liabilities	(740)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**42,260**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	12,454
All Other Long Term Liabilities	-
Long Term Liabilities	**12,454**
Total Liabilities	**54,714**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,383
Accumulated Other Comprehensive Income/	(2,633)
Total Retained Earnings	(22,607)
Total NASDAQ OMX Stockholders' Equity	**23,142**
Total Noncontrolling Interest	-
Total Equity	**23,142**
Total Liabilities Minority Interest and Stockholders Equity	**77,856**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	127,140
Total Revenues	**127,140**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**127,140**
Operating Expenses:	
Compensation and Benefits	**80,315**
Marketing and Advertising	**680**
Depr and Amortization	**1,850**
Professional and Contract Services	29,219
Computer Ops and Data Communication	421
Occupancy	2,820
Regulatory	0
General Administrative and Other	3,577
Merger Related Expenses Total	563
Restructuring Charges	1,504
Total Operating Expenses	120,948
Operating Income	6,192
Total Interest Income	125
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	(38,936)
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(32,619)
Income Tax provisions	(9,434)
Net Income before Minority Interest	(23,185)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(23,185)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	11,523
Investments	131,408
Total Receivables - Net	13,024
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	11,109
Other Current Assets	53,367
Margin Deposits & Default Fund	5,664,244
Total Current Assets	**5,884,675**
Long Term Assets:	
Total Property and Equipment - Net	292
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,637
Right of use asset	-
Total Long Term Assets	**658,932**
Total Assets	**6,543,607**
LIABILITIES	
AP and Accrued Expenses	16,187
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,091
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	4,066
Other Current Liabilities	(26)
Margin Deposits & Default Fund	5,664,244
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,686,563**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,686,563**
EQUITY	
Common Stock Total	-
Preferred Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/	131,383
Total Retained Earnings	(415,321)
Total NASDAQ OMX Stockholders' Equity	**857,044**
Total Noncontrolling Interest	-
Total Equity	**857,044**
Total Liabilities Minority Interest and Stockholders Equity	**6,543,607**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	350
Financial Technology	4,066
Market Services	49,846
Other	1,236
Total Revenues	**55,498**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**55,498**
Operating Expenses:	
Compensation and Benefits	**7,346**
Marketing and Advertising	**7**
Depr and Amortization	**0**
Professional and Contract Services	3,718
Computer Ops and Data Communication	17,163
Occupancy	554
Regulatory	1,508
General Administrative and Other	2,926
Merger Related Expenses Total	-
Restructuring Charges	(6)
Total Operating Expenses	33,216
Operating Income	22,282
Total Interest Income	6,158
Total Interest Expense	(577)
Dividend and Investment Income	**12,480**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	40,342
Income Tax provisions	5,835
Net Income before Minority Interest	34,507
Net (gain) loss attributable to noncontrolling interests	-
Net Income	34,507

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	863
Investments	-
Total Receivables - Net	1,197
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	61,117
Margin Deposits & Default Fund	-
Total Current Assets	**63,178**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	102,644
Other Intangibles	16,040
Non Current Deferred Taxes	22
Other Long Term Assets	285
Right of use asset	(0)
Total Long Term Assets	**119,008**
Total Assets	**182,186**
LIABILITIES	
AP and Accrued Expenses	247
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	133
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	4,169
Other Current Liabilities	20
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,570**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,010
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**4,010**
Total Liabilities	**8,580**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	657,950
Accumulated Other Comprehensive Income/	(565,329)
Total Retained Earnings	80,986
Total NASDAQ OMX Stockholders' Equity	**173,606**
Total Noncontrolling Interest	-
Total Equity	**173,606**
Total Liabilities Minority Interest and Stockholders Equity	**182,186**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing Oslo NUF
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	12,833
Total Revenues	**12,833**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**12,833**
Operating Expenses:	
Compensation and Benefits	**595**
Marketing and Advertising	**-**
Depr and Amortization	**8**
Professional and Contract Services	3,572
Computer Ops and Data Communication	2,819
Occupancy	17
Regulatory	-
General Administrative and Other	715
Merger Related Expenses Total	(10,075)
Restructuring Charges	-
Total Operating Expenses	(2,349)
Operating Income	15,182
Total Interest Income	2,602
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	17,784
Income Tax provisions	4,467
Net Income before Minority Interest	13,318
Net (gain) loss attributable to noncontrolling interests	-
Net Income	13,318

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,235
Investments	-
Total Receivables - Net	3,961
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	5,094
Other Current Assets	37,922
Margin Deposits & Default Fund	-
Total Current Assets	**49,211**
Long Term Assets:	
Total Property and Equipment - Net	81
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	895
Other Long Term Assets	134
Right of use asset	-
Total Long Term Assets	**1,110**
Total Assets	**50,322**
LIABILITIES	
AP and Accrued Expenses	1,393
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,153
Deferred Revenue	1,793
Lease liability - current	-
Other Accrued Liabilities	(648)
Other Current Liabilities	69
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,760**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,021
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,021**
Total Liabilities	**6,781**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/	(9,779)
Total Retained Earnings	1,191
Total NASDAQ OMX Stockholders' Equity	**43,541**
Total Noncontrolling Interest	-
Total Equity	**43,541**
Total Liabilities Minority Interest and Stockholders Equity	**50,322**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	31,065
Financial Technology	957
Market Services	22,301
Other	1,802
Total Revenues	**56,125**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**56,125**
Operating Expenses:	
Compensation and Benefits	**8,515**
Marketing and Advertising	**101**
Depr and Amortization	**44**
Professional and Contract Services	2,467
Computer Ops and Data Communication	4,484
Occupancy	745
Regulatory	1,208
General Administrative and Other	1,257
Merger Related Expenses Total	-
Restructuring Charges	(87)
Total Operating Expenses	18,734
Operating Income	37,391
Total Interest Income	1,739
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	39,130
Income Tax provisions	8,008
Net Income before Minority Interest	31,122
Net (gain) loss attributable to noncontrolling interests	-
Net Income	31,122

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	9,245
Investments	-
Total Receivables - Net	4,527
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	791
Margin Deposits & Default Fund	-
Total Current Assets	**14,563**
Long Term Assets:	
Total Property and Equipment - Net	1,195
Goodwill	635
Other Intangibles	0
Non Current Deferred Taxes	1,724
Other Long Term Assets	934
Right of use asset	818
Total Long Term Assets	**5,306**
Total Assets	**19,869**
LIABILITIES	
AP and Accrued Expenses	730
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,738
Deferred Revenue	-
Lease liability - current	861
Other Accrued Liabilities	240
Other Current Liabilities	(3,905)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,663**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	184
Long Term Liabilities	**184**
Total Liabilities	**5,848**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/	(5,924)
Total Retained Earnings	8,325
Total NASDAQ OMX Stockholders' Equity	**14,021**
Total Noncontrolling Interest	-
Total Equity	**14,021**
Total Liabilities Minority Interest and Stockholders Equity	**19,869**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	46,392
Total Revenues	**46,392**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**46,392**
Operating Expenses:	
Compensation and Benefits	**22,618**
Marketing and Advertising	**42**
Depr and Amortization	**486**
Professional and Contract Services	8,484
Computer Ops and Data Communication	3,332
Occupancy	1,530
Regulatory	-
General Administrative and Other	1,866
Merger Related Expenses Total	209
Restructuring Charges	1,319
Total Operating Expenses	39,887
Operating Income	6,504
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,504
Income Tax provisions	1,188
Net Income before Minority Interest	5,316
Net (gain) loss attributable to noncontrolling interests	-
Net Income	5,316

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	8,062
Investments	-
Total Receivables - Net	8,078
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	33,181
Margin Deposits & Default Fund	-
Total Current Assets	**49,320**
Long Term Assets:	
Total Property and Equipment - Net	4,053
Goodwill	63,619
Other Intangibles	0
Non Current Deferred Taxes	40
Other Long Term Assets	260
Right of use asset	7,143
Total Long Term Assets	**75,115**
Total Assets	**124,435**
LIABILITIES	
AP and Accrued Expenses	2,887
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,433
Deferred Revenue	8,509
Lease liability - current	1,427
Other Accrued Liabilities	(210)
Other Current Liabilities	413
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**14,457**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,716
Non-current deferred revenue	-
Lease liability - non current	9,950
All Other Long Term Liabilities	49
Long Term Liabilities	**18,716**
Total Liabilities	**33,173**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/	(23,282)
Total Retained Earnings	(22,147)
Total NASDAQ OMX Stockholders' Equity	**91,262**
Total Noncontrolling Interest	-
Total Equity	**91,262**
Total Liabilities Minority Interest and Stockholders Equity	**124,435**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	47,429
Financial Technology	-
Market Services	-
Other	6,783
Total Revenues	**54,213**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**54,213**
Operating Expenses:	
Compensation and Benefits	**8,634**
Marketing and Advertising	**130**
Depr and Amortization	**1,262**
Professional and Contract Services	24,371
Computer Ops and Data Communication	2,505
Occupancy	155
Regulatory	-
General Administrative and Other	1,638
Merger Related Expenses Total	12
Restructuring Charges	257
Total Operating Expenses	38,963
Operating Income	15,250
Total Interest Income	1,555
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	16,804
Income Tax provisions	3,999
Net Income before Minority Interest	12,805
Net (gain) loss attributable to noncontrolling interests	-
Net Income	12,805

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,129
Investments	15,589
Total Receivables - Net	349
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,287
Margin Deposits & Default Fund	-
Total Current Assets	**18,353**
Long Term Assets:	
Total Property and Equipment - Net	882
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	7,697
Right of use asset	36
Total Long Term Assets	**8,618**
Total Assets	**26,971**
LIABILITIES	
AP and Accrued Expenses	8,073
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	183
Deferred Revenue	1
Lease liability - current	36
Other Accrued Liabilities	0
Other Current Liabilities	39
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,333**
Total Long Term Debt	-
Non Current Deferred Tax Liability	383
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**383**
Total Liabilities	**8,716**
EQUITY	
Common Stock Total	-
Preferred Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	3,194
Total Retained Earnings	8,766
Total NASDAQ OMX Stockholders' Equity	**18,255**
Total Noncontrolling Interest	-
Total Equity	**18,255**
Total Liabilities Minority Interest and Stockholders Equity	**26,971**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	3,782
Other	2,561
Total Revenues	**6,343**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,343**
Operating Expenses:	
Compensation and Benefits	**854**
Marketing and Advertising	**5**
Depr and Amortization	**8**
Professional and Contract Services	2,872
Computer Ops and Data Communication	844
Occupancy	179
Regulatory	169
General Administrative and Other	481
Merger Related Expenses Total	-
Restructuring Charges	1
Total Operating Expenses	5,413
Operating Income	930
Total Interest Income	581
Total Interest Expense	(2)
Dividend and Investment Income	**116**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	1,625
Income Tax provisions	402
Net Income before Minority Interest	1,223
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,223

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	9,099
Investments	-
Total Receivables - Net	5,858
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**15,031**
Long Term Assets:	
Total Property and Equipment - Net	358
Goodwill	52,031
Other Intangibles	35,108
Non Current Deferred Taxes	38
Other Long Term Assets	-
Right of use asset	82
Total Long Term Assets	**87,618**
Total Assets	**102,649**
LIABILITIES	
AP and Accrued Expenses	553
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	510
Deferred Revenue	-
Lease liability - current	82
Other Accrued Liabilities	826
Other Current Liabilities	181
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,152**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,304
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2
Long Term Liabilities	**9,306**
Total Liabilities	**11,458**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/	(1,133)
Total Retained Earnings	(22,700)
Total NASDAQ OMX Stockholders' Equity	**91,191**
Total Noncontrolling Interest	-
Total Equity	**91,191**
Total Liabilities Minority Interest and Stockholders Equity	**102,649**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	10,139
Financial Technology	3,512
Market Services	33,414
Other	41
Total Revenues	**47,105**
Transaction-based expenses:	**-**
Transaction Rebates	(22,184)
Brokerage, Clearance and Exchange Fees	**(3)**
Revenues less Cost of Revenues	**24,918**
Operating Expenses:	
Compensation and Benefits	**1,806**
Marketing and Advertising	**95**
Depr and Amortization	**4,780**
Professional and Contract Services	3,499
Computer Ops and Data Communication	1,011
Occupancy	336
Regulatory	124
General Administrative and Other	20
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	11,670
Operating Income	13,248
Total Interest Income	481
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	13,730
Income Tax provisions	3,639
Net Income before Minority Interest	10,090
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,090

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	-
Total Receivables - Net	8,681
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(11,006)
Margin Deposits & Default Fund	-
Total Current Assets	**(2,325)**
Long Term Assets:	
Total Property and Equipment - Net	15,129
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**15,129**
Total Assets	**12,805**
LIABILITIES	
AP and Accrued Expenses	218
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,329
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	116
Other Current Liabilities	(407)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**4,257**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,257**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/	(3,072)
Total Retained Earnings	11,478
Total NASDAQ OMX Stockholders' Equity	**8,548**
Total Noncontrolling Interest	-
Total Equity	**8,548**
Total Liabilities Minority Interest and Stockholders Equity	**12,805**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	29,257
Market Services	5
Other	1,227
Total Revenues	**30,489**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**30,489**
Operating Expenses:	
Compensation and Benefits	**9,258**
Marketing and Advertising	**5**
Depr and Amortization	**4,195**
Professional and Contract Services	1,870
Computer Ops and Data Communication	14,249
Occupancy	1,152
Regulatory	-
General Administrative and Other	745
Merger Related Expenses Total	-
Restructuring Charges	818
Total Operating Expenses	32,292
Operating Income	(1,803)
Total Interest Income	3
Total Interest Expense	(651)
Dividend and Investment Income	**3,637**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,186
Income Tax provisions	304
Net Income before Minority Interest	881
Net (gain) loss attributable to noncontrolling interests	-
Net Income	881

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ France SAS (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	537
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,018
Margin Deposits & Default Fund	-
Total Current Assets	**1,555**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	22
Right of use asset	-
Total Long Term Assets	**22**
Total Assets	**1,577**
LIABILITIES	
AP and Accrued Expenses	41
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	534
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	44
Other Current Liabilities	(1)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**619**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**619**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	947
Accumulated Other Comprehensive Income/	(410)
Total Retained Earnings	422
Total NASDAQ OMX Stockholders' Equity	**959**
Total Noncontrolling Interest	-
Total Equity	**959**
Total Liabilities Minority Interest and Stockholders Equity	**1,577**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ France SAS (Liquidated 12/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,723
Total Revenues	**2,723**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,723**
Operating Expenses:	
Compensation and Benefits	**2,196**
Marketing and Advertising	**(1)**
Depr and Amortization	**-**
Professional and Contract Services	48
Computer Ops and Data Communication	0
Occupancy	38
Regulatory	-
General Administrative and Other	195
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,476
Operating Income	247
Total Interest Income	29
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	277
Income Tax provisions	84
Net Income before Minority Interest	193
Net (gain) loss attributable to noncontrolling interests	-
Net Income	193

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	233
Investments	-
Total Receivables - Net	12
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,199
Margin Deposits & Default Fund	-
Total Current Assets	**2,443**
Long Term Assets:	
Total Property and Equipment - Net	11
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	19
Right of use asset	0
Total Long Term Assets	**30**
Total Assets	**2,473**
LIABILITIES	
AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	357
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(85)
Other Current Liabilities	(18)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**313**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	464
Long Term Liabilities	**464**
Total Liabilities	**777**
EQUITY	
Common Stock Total	-
Preferred Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/	(158)
Total Retained Earnings	1,539
Total NASDAQ OMX Stockholders' Equity	**1,696**
Total Noncontrolling Interest	-
Total Equity	**1,696**
Total Liabilities Minority Interest and Stockholders Equity	**2,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,215
Total Revenues	**2,215**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,215**
Operating Expenses:	
Compensation and Benefits	**1,657**
Marketing and Advertising	**3**
Depr and Amortization	**6**
Professional and Contract Services	35
Computer Ops and Data Communication	36
Occupancy	99
Regulatory	-
General Administrative and Other	135
Merger Related Expenses Total	65
Restructuring Charges	72
Total Operating Expenses	2,110
Operating Income	105
Total Interest Income	70
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	175
Income Tax provisions	87
Net Income before Minority Interest	88
Net (gain) loss attributable to noncontrolling interests	-
Net Income	88

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	792
Investments	-
Total Receivables - Net	2,163
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	4,994
Other Current Assets	32,100
Margin Deposits & Default Fund	-
Total Current Assets	**40,048**
Long Term Assets:	
Total Property and Equipment - Net	112
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	34
Other Long Term Assets	8,830
Right of use asset	-
Total Long Term Assets	**8,976**
Total Assets	**49,025**
LIABILITIES	
AP and Accrued Expenses	5,458
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,555
Deferred Revenue	1,448
Lease liability - current	(0)
Other Accrued Liabilities	(1,822)
Other Current Liabilities	466
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**7,105**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,984
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**1,984**
Total Liabilities	**9,089**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,763)
Accumulated Other Comprehensive Income/	(15,951)
Total Retained Earnings	63,645
Total NASDAQ OMX Stockholders' Equity	**39,932**
Total Noncontrolling Interest	4
Total Equity	**39,936**
Total Liabilities Minority Interest and Stockholders Equity	**49,025**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	20,068
Financial Technology	965
Market Services	12,565
Other	719
Total Revenues	**34,317**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**34,317**
Operating Expenses:	
Compensation and Benefits	**4,817**
Marketing and Advertising	**29**
Depr and Amortization	**63**
Professional and Contract Services	3,723
Computer Ops and Data Communication	1,936
Occupancy	614
Regulatory	597
General Administrative and Other	759
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	12,539
Operating Income	21,779
Total Interest Income	1,341
Total Interest Expense	-
Dividend and Investment Income	**(5,231)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	17,889
Income Tax provisions	3,278
Net Income before Minority Interest	14,611
Net (gain) loss attributable to noncontrolling interests	(0)
Net Income	14,611

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(14,868)
Investments	-
Total Receivables - Net	2,616,114
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16,782
Margin Deposits & Default Fund	-
Total Current Assets	**2,618,028**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	332
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,416)**
Total Assets	**(1,539,388)**
LIABILITIES	
AP and Accrued Expenses	12,745
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	574
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	55,878
Other Current Liabilities	29
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**69,226**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,051
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,051**
Total Liabilities	**70,277**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/	2,954,531
Total Retained Earnings	(419,089)
Total NASDAQ OMX Stockholders' Equity	**(1,609,665)**
Total Noncontrolling Interest	-
Total Equity	**(1,609,665)**
Total Liabilities Minority Interest and Stockholders Equity	**(1,539,388)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,700
Total Revenues	**3,700**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,700**
Operating Expenses:	
Compensation and Benefits	**2,162**
Marketing and Advertising	**10**
Depr and Amortization	**-**
Professional and Contract Services	582
Computer Ops and Data Communication	75
Occupancy	196
Regulatory	-
General Administrative and Other	86
Merger Related Expenses Total	4
Restructuring Charges	372
Total Operating Expenses	3,488
Operating Income	212
Total Interest Income	550
Total Interest Expense	(3,226)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(2,465)
Income Tax provisions	(5)
Net Income before Minority Interest	(2,460)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,460)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	42,977
Margin Deposits & Default Fund	-
Total Current Assets	**42,988**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**95,117**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	126,137
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**126,151**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**126,151**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/	37,624
Total Retained Earnings	(2,612)
Total NASDAQ OMX Stockholders' Equity	**(31,034)**
Total Noncontrolling Interest	-
Total Equity	**(31,034)**
Total Liabilities Minority Interest and Stockholders Equity	**95,117**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	15
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	16
Operating Income	(16)
Total Interest Income	1,852
Total Interest Expense	(1,753)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	83
Income Tax provisions	18
Net Income before Minority Interest	65
Net (gain) loss attributable to noncontrolling interests	-
Net Income	65

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sarl (Dissolved 28/04/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	111
Investments	-
Total Receivables - Net	182
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	221,440
Margin Deposits & Default Fund	-
Total Current Assets	**221,732**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,245,473**
LIABILITIES	
AP and Accrued Expenses	1,860
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,857**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,549,233
Long Term Liabilities	**3,549,233**
Total Liabilities	**3,551,089**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/	799,632
Total Retained Earnings	118,154
Total NASDAQ OMX Stockholders' Equity	**694,384**
Total Noncontrolling Interest	-
Total Equity	**694,384**
Total Liabilities Minority Interest and Stockholders Equity	**4,245,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sarl (Dissolved 28/04/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	224
Computer Ops and Data Communication	-
Occupancy	15
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	242
Operating Income	(242)
Total Interest Income	11,811
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	11,568
Income Tax provisions	(70)
Net Income before Minority Interest	11,638
Net (gain) loss attributable to noncontrolling interests	-
Net Income	11,638

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,513
Investments	6,101
Total Receivables - Net	491
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	179
Margin Deposits & Default Fund	-
Total Current Assets	**8,285**
Long Term Assets:	
Total Property and Equipment - Net	26
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	400
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**426**
Total Assets	**8,711**
LIABILITIES	
AP and Accrued Expenses	60
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	547
Deferred Revenue	883
Lease liability - current	0
Other Accrued Liabilities	712
Other Current Liabilities	69
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**2,270**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,580
Lease liability - non current	(0)
All Other Long Term Liabilities	-
Long Term Liabilities	**1,580**
Total Liabilities	**3,850**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/	(6,399)
Total Retained Earnings	370
Total NASDAQ OMX Stockholders' Equity	**4,861**
Total Noncontrolling Interest	-
Total Equity	**4,861**
Total Liabilities Minority Interest and Stockholders Equity	**8,711**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	3,522
Financial Technology	337
Market Services	2,197
Other	562
Total Revenues	**6,617**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**6,617**
Operating Expenses:	
Compensation and Benefits	**2,406**
Marketing and Advertising	**26**
Depr and Amortization	**16**
Professional and Contract Services	394
Computer Ops and Data Communication	491
Occupancy	207
Regulatory	54
General Administrative and Other	288
Merger Related Expenses Total	-
Restructuring Charges	14
Total Operating Expenses	3,895
Operating Income	2,722
Total Interest Income	635
Total Interest Expense	-
Dividend and Investment Income	**12**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	3,369
Income Tax provisions	668
Net Income before Minority Interest	2,701
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,701

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	721
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,566
Margin Deposits & Default Fund	-
Total Current Assets	**13,287**
Long Term Assets:	
Total Property and Equipment - Net	46
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**46**
Total Assets	**13,332**
LIABILITIES	
AP and Accrued Expenses	279
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,886
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(115)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,051**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,051**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/	(2,172)
Total Retained Earnings	12,454
Total NASDAQ OMX Stockholders' Equity	**10,282**
Total Noncontrolling Interest	-
Total Equity	**10,282**
Total Liabilities Minority Interest and Stockholders Equity	**13,332**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	24,481
Total Revenues	**24,481**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**24,481**
Operating Expenses:	
Compensation and Benefits	**18,073**
Marketing and Advertising	**757**
Depr and Amortization	**15**
Professional and Contract Services	1,043
Computer Ops and Data Communication	148
Occupancy	1,540
Regulatory	-
General Administrative and Other	1,792
Merger Related Expenses Total	3
Restructuring Charges	398
Total Operating Expenses	23,768
Operating Income	713
Total Interest Income	458
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,171
Income Tax provisions	(11)
Net Income before Minority Interest	1,182
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,182

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	692
Investments	-
Total Receivables - Net	7
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(340)
Margin Deposits & Default Fund	-
Total Current Assets	**359**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**360**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	91
Deferred Revenue	154
Lease liability - current	-
Other Accrued Liabilities	36
Other Current Liabilities	19
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**302**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**302**
EQUITY	
Common Stock Total	-
Preferred Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/	(105)
Total Retained Earnings	66
Total NASDAQ OMX Stockholders' Equity	**57**
Total Noncontrolling Interest	-
Total Equity	**57**
Total Liabilities Minority Interest and Stockholders Equity	**360**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	1,034
Financial Technology	-
Market Services	-
Other	-
Total Revenues	**1,034**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,034**
Operating Expenses:	
Compensation and Benefits	**584**
Marketing and Advertising	**0**
Depr and Amortization	**-**
Professional and Contract Services	38
Computer Ops and Data Communication	4
Occupancy	89
Regulatory	-
General Administrative and Other	47
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	762
Operating Income	272
Total Interest Income	0
Total Interest Expense	(17)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	256
Income Tax provisions	55
Net Income before Minority Interest	200
Net (gain) loss attributable to noncontrolling interests	-
Net Income	200

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	781
Investments	-
Total Receivables - Net	79
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,232
Margin Deposits & Default Fund	-
Total Current Assets	**7,092**
Long Term Assets:	
Total Property and Equipment - Net	65
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	36
Right of use asset	430
Total Long Term Assets	**538**
Total Assets	**7,630**
LIABILITIES	
AP and Accrued Expenses	205
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,609
Deferred Revenue	-
Lease liability - current	446
Other Accrued Liabilities	(186)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,075**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**3,075**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,435
Accumulated Other Comprehensive Income/	(561)
Total Retained Earnings	3,681
Total NASDAQ OMX Stockholders' Equity	**4,555**
Total Noncontrolling Interest	-
Total Equity	**4,555**
Total Liabilities Minority Interest and Stockholders Equity	**7,630**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	16,343
Total Revenues	**16,343**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**16,343**
Operating Expenses:	
Compensation and Benefits	**10,488**
Marketing and Advertising	**899**
Depr and Amortization	**23**
Professional and Contract Services	1,172
Computer Ops and Data Communication	210
Occupancy	1,291
Regulatory	-
General Administrative and Other	1,229
Merger Related Expenses Total	9
Restructuring Charges	244
Total Operating Expenses	15,565
Operating Income	778
Total Interest Income	154
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	932
Income Tax provisions	120
Net Income before Minority Interest	813
Net (gain) loss attributable to noncontrolling interests	-
Net Income	813

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,322
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,145
Margin Deposits & Default Fund	-
Total Current Assets	**15,466**
Long Term Assets:	
Total Property and Equipment - Net	270
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	27
Other Long Term Assets	7,348
Right of use asset	(0)
Total Long Term Assets	**7,645**
Total Assets	**23,111**
LIABILITIES	
AP and Accrued Expenses	611
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	8,267
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	744
Other Current Liabilities	(581)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**9,041**
Total Long Term Debt	-
Non Current Deferred Tax Liability	27
Non-current deferred revenue	-
Lease liability - non current	(0)
All Other Long Term Liabilities	3,017
Long Term Liabilities	**3,044**
Total Liabilities	**12,084**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,141
Accumulated Other Comprehensive Income/	1,366
Total Retained Earnings	6,520
Total NASDAQ OMX Stockholders' Equity	**11,027**
Total Noncontrolling Interest	-
Total Equity	**11,027**
Total Liabilities Minority Interest and Stockholders Equity	**23,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	47,509
Total Revenues	**47,509**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**47,509**
Operating Expenses:	
Compensation and Benefits	**33,175**
Marketing and Advertising	**374**
Depr and Amortization	**117**
Professional and Contract Services	2,692
Computer Ops and Data Communication	2,037
Occupancy	156
Regulatory	-
General Administrative and Other	1,136
Merger Related Expenses Total	4,793
Restructuring Charges	2,421
Total Operating Expenses	46,901
Operating Income	607
Total Interest Income	147
Total Interest Expense	(18)
Dividend and Investment Income	**(4)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	733
Income Tax provisions	(144)
Net Income before Minority Interest	878
Net (gain) loss attributable to noncontrolling interests	-
Net Income	878

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,456
Investments	53
Total Receivables - Net	16,234
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(118,329)
Margin Deposits & Default Fund	-
Total Current Assets	**(99,587)**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	1,297
Other Intangibles	-
Non Current Deferred Taxes	341
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Assets	**841,188**
Total Assets	**741,601**
LIABILITIES	
AP and Accrued Expenses	7,333
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	310
Deferred Revenue	3,251
Lease liability - current	-
Other Accrued Liabilities	270
Other Current Liabilities	(219)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**10,945**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	(0)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**10,945**
EQUITY	
Common Stock Total	-
Preferred Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/	45,177
Total Retained Earnings	(461,199)
Total NASDAQ OMX Stockholders' Equity	**730,458**
Total Noncontrolling Interest	198
Total Equity	**730,656**
Total Liabilities Minority Interest and Stockholders Equity	**741,601**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	5,125
Financial Technology	170
Market Services	3
Other	1,024
Total Revenues	**6,321**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**6,321**
Operating Expenses:	
Compensation and Benefits	**1,166**
Marketing and Advertising	**3**
Depr and Amortization	**6**
Professional and Contract Services	226
Computer Ops and Data Communication	227
Occupancy	(6)
Regulatory	19
General Administrative and Other	304
Merger Related Expenses Total	7
Restructuring Charges	-
Total Operating Expenses	1,953
Operating Income	4,368
Total Interest Income	62
Total Interest Expense	(3,266)
Dividend and Investment Income	**5,232**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,397
Income Tax provisions	1,275
Net Income before Minority Interest	5,122
Net (gain) loss attributable to noncontrolling interests	(62)
Net Income	5,060

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	474
Investments	-
Total Receivables - Net	0
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,640
Margin Deposits & Default Fund	-
Total Current Assets	**13,114**
Long Term Assets:	
Total Property and Equipment - Net	30
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**30**
Total Assets	**13,144**
LIABILITIES	
AP and Accrued Expenses	236
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,405
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(35)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,606**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**1,616**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/	(1,970)
Total Retained Earnings	(25,465)
Total NASDAQ OMX Stockholders' Equity	**11,528**
Total Noncontrolling Interest	-
Total Equity	**11,528**
Total Liabilities Minority Interest and Stockholders Equity	**13,144**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	(94)
Financial Technology	-
Market Services	-
Other	8,101
Total Revenues	**8,006**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**8,006**
Operating Expenses:	
Compensation and Benefits	**7,558**
Marketing and Advertising	**149**
Depr and Amortization	**-**
Professional and Contract Services	(152)
Computer Ops and Data Communication	128
Occupancy	683
Regulatory	-
General Administrative and Other	614
Merger Related Expenses Total	(315)
Restructuring Charges	215
Total Operating Expenses	8,880
Operating Income	(873)
Total Interest Income	639
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(235)
Income Tax provisions	(227)
Net Income before Minority Interest	(8)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(8)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	20,550
Investments	-
Total Receivables - Net	816
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	1,107
Other Current Assets	113
Margin Deposits & Default Fund	-
Total Current Assets	**22,587**
Long Term Assets:	
Total Property and Equipment - Net	20
Goodwill	4,379
Other Intangibles	940
Non Current Deferred Taxes	26
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**5,365**
Total Assets	**27,951**
LIABILITIES	
AP and Accrued Expenses	33
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,901
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	3,159
Other Current Liabilities	10
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,102**
Total Long Term Debt	-
Non Current Deferred Tax Liability	235
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	21
Long Term Liabilities	**256**
Total Liabilities	**5,358**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/	(11,517)
Total Retained Earnings	18,407
Total NASDAQ OMX Stockholders' Equity	**22,593**
Total Noncontrolling Interest	-
Total Equity	**22,593**
Total Liabilities Minority Interest and Stockholders Equity	**27,951**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	33
Financial Technology	-
Market Services	-
Other	12,387
Total Revenues	**12,420**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**12,420**
Operating Expenses:	
Compensation and Benefits	**3,970**
Marketing and Advertising	**21**
Depr and Amortization	**8**
Professional and Contract Services	1,167
Computer Ops and Data Communication	2,113
Occupancy	501
Regulatory	193
General Administrative and Other	578
Merger Related Expenses Total	(9,046)
Restructuring Charges	-
Total Operating Expenses	(494)
Operating Income	12,914
Total Interest Income	559
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	13,473
Income Tax provisions	3,402
Net Income before Minority Interest	10,071
Net (gain) loss attributable to noncontrolling interests	-
Net Income	10,071

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,808
Investments	-
Total Receivables - Net	628
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	818
Other Current Assets	7,114
Margin Deposits & Default Fund	-
Total Current Assets	**10,367**
Long Term Assets:	
Total Property and Equipment - Net	2,045
Goodwill	8,048
Other Intangibles	-
Non Current Deferred Taxes	1,843
Other Long Term Assets	21
Right of use asset	1,271
Total Long Term Assets	**13,229**
Total Assets	**23,596**
LIABILITIES	
AP and Accrued Expenses	651
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,924
Deferred Revenue	618
Lease liability - current	1,254
Other Accrued Liabilities	732
Other Current Liabilities	57
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**8,235**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	602
All Other Long Term Liabilities	214
Long Term Liabilities	**815**
Total Liabilities	**9,051**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/	(4,751)
Total Retained Earnings	17,602
Total NASDAQ OMX Stockholders' Equity	**14,545**
Total Noncontrolling Interest	-
Total Equity	**14,545**
Total Liabilities Minority Interest and Stockholders Equity	**23,595**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	5,421
Financial Technology	-
Market Services	-
Other	17,549
Total Revenues	**22,970**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**22,970**
Operating Expenses:	
Compensation and Benefits	**13,505**
Marketing and Advertising	**53**
Depr and Amortization	**922**
Professional and Contract Services	4,363
Computer Ops and Data Communication	503
Occupancy	(241)
Regulatory	-
General Administrative and Other	812
Merger Related Expenses Total	7
Restructuring Charges	995
Total Operating Expenses	20,920
Operating Income	2,051
Total Interest Income	174
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,225
Income Tax provisions	712
Net Income before Minority Interest	1,513
Net (gain) loss attributable to noncontrolling interests	-
Net Income	1,513

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	728
Investments	-
Total Receivables - Net	2
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	782
Other Current Assets	708
Margin Deposits & Default Fund	-
Total Current Assets	**2,219**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	3
Right of use asset	17
Total Long Term Assets	**28**
Total Assets	**2,248**
LIABILITIES	
AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	68
Deferred Revenue	61
Lease liability - current	17
Other Accrued Liabilities	-
Other Current Liabilities	8
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**174**
Total Long Term Debt	-
Non Current Deferred Tax Liability	259
Non-current deferred revenue	160
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**418**
Total Liabilities	**593**
EQUITY	
Common Stock Total	-
Preferred Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/	(779)
Total Retained Earnings	(1,163)
Total NASDAQ OMX Stockholders' Equity	**1,655**
Total Noncontrolling Interest	-
Total Equity	**1,655**
Total Liabilities Minority Interest and Stockholders Equity	**2,248**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	465
Financial Technology	102
Market Services	500
Other	741
Total Revenues	**1,809**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**1,809**
Operating Expenses:	
Compensation and Benefits	**406**
Marketing and Advertising	**19**
Depr and Amortization	**1**
Professional and Contract Services	53
Computer Ops and Data Communication	84
Occupancy	36
Regulatory	36
General Administrative and Other	132
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	768
Operating Income	1,041
Total Interest Income	33
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,074
Income Tax provisions	452
Net Income before Minority Interest	622
Net (gain) loss attributable to noncontrolling interests	-
Net Income	622

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB (Liquidated 01/17/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(258)
Investments	-
Total Receivables - Net	3,216
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,892
Margin Deposits & Default Fund	-
Total Current Assets	**4,850**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,850**
LIABILITIES	
AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	108
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	(1)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**122**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**122**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/	(1,433)
Total Retained Earnings	180
Total NASDAQ OMX Stockholders' Equity	**4,728**
Total Noncontrolling Interest	-
Total Equity	**4,728**
Total Liabilities Minority Interest and Stockholders Equity	**4,850**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB (Liquidated 01/17/2025)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	**293**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	50
Computer Ops and Data Communication	1
Occupancy	11
Regulatory	-
General Administrative and Other	10
Merger Related Expenses Total	37
Restructuring Charges	-
Total Operating Expenses	402
Operating Income	(402)
Total Interest Income	70
Total Interest Expense	(6)
Dividend and Investment Income	**364**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	25
Income Tax provisions	(1)
Net Income before Minority Interest	26
Net (gain) loss attributable to noncontrolling interests	-
Net Income	26

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,403
Investments	19,917
Total Receivables - Net	15,694
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	135,070
Margin Deposits & Default Fund	-
Total Current Assets	**172,083**
Long Term Assets:	
Total Property and Equipment - Net	11,697
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	209
Other Long Term Assets	4
Right of use asset	-
Total Long Term Assets	**11,911**
Total Assets	**183,995**
LIABILITIES	
AP and Accrued Expenses	92,549
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	10,062
Deferred Revenue	12,882
Lease liability - current	-
Other Accrued Liabilities	(19,418)
Other Current Liabilities	1,292
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**97,366**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	15,666
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**15,666**
Total Liabilities	**113,032**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/	(72,236)
Total Retained Earnings	130,225
Total NASDAQ OMX Stockholders' Equity	**70,962**
Total Noncontrolling Interest	-
Total Equity	**70,962**
Total Liabilities Minority Interest and Stockholders Equity	**183,995**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	106,235
Financial Technology	30,858
Market Services	61,073
Other	3,041
Total Revenues	**201,207**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**0**
Revenues less Cost of Revenues	**201,208**
Operating Expenses:	
Compensation and Benefits	**31,365**
Marketing and Advertising	**982**
Depr and Amortization	**1,656**
Professional and Contract Services	10,973
Computer Ops and Data Communication	23,952
Occupancy	2,343
Regulatory	11,302
General Administrative and Other	4,350
Merger Related Expenses Total	400
Restructuring Charges	466
Total Operating Expenses	87,788
Operating Income	113,420
Total Interest Income	6,687
Total Interest Expense	(55)
Dividend and Investment Income	**(90,863)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	29,189
Income Tax provisions	6,146
Net Income before Minority Interest	23,043
Net (gain) loss attributable to noncontrolling interests	-
Net Income	23,043

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,300
Investments	-
Total Receivables - Net	117
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	807
Other Current Assets	491
Margin Deposits & Default Fund	-
Total Current Assets	**2,715**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	11
Other Long Term Assets	(0)
Right of use asset	54
Total Long Term Assets	**81**
Total Assets	**2,796**
LIABILITIES	
AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	145
Deferred Revenue	61
Lease liability - current	26
Other Accrued Liabilities	-
Other Current Liabilities	4
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**251**
Total Long Term Debt	-
Non Current Deferred Tax Liability	306
Non-current deferred revenue	119
Lease liability - non current	29
All Other Long Term Liabilities	-
Long Term Liabilities	**454**
Total Liabilities	**704**
EQUITY	
Common Stock Total	-
Preferred Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/	(1,423)
Total Retained Earnings	(7,616)
Total NASDAQ OMX Stockholders' Equity	**2,092**
Total Noncontrolling Interest	-
Total Equity	**2,092**
Total Liabilities Minority Interest and Stockholders Equity	**2,796**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	985
Financial Technology	144
Market Services	453
Other	910
Total Revenues	**2,492**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,492**
Operating Expenses:	
Compensation and Benefits	**693**
Marketing and Advertising	**22**
Depr and Amortization	**4**
Professional and Contract Services	107
Computer Ops and Data Communication	129
Occupancy	51
Regulatory	16
General Administrative and Other	204
Merger Related Expenses Total	-
Restructuring Charges	3
Total Operating Expenses	1,231
Operating Income	1,261
Total Interest Income	21
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	1,282
Income Tax provisions	478
Net Income before Minority Interest	804
Net (gain) loss attributable to noncontrolling interests	-
Net Income	804

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,216
Investments	-
Total Receivables - Net	139,883
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,882
Margin Deposits & Default Fund	-
Total Current Assets	**150,982**
Long Term Assets:	
Total Property and Equipment - Net	91,342
Goodwill	5,412
Other Intangibles	-
Non Current Deferred Taxes	246
Other Long Term Assets	477,348
Right of use asset	6,583
Total Long Term Assets	**580,931**
Total Assets	**731,912**
LIABILITIES	
AP and Accrued Expenses	18,134
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	24,021
Deferred Revenue	21,118
Lease liability - current	2,197
Other Accrued Liabilities	(1,114)
Other Current Liabilities	153
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**64,510**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	96
Lease liability - non current	4,859
All Other Long Term Liabilities	6,467
Long Term Liabilities	**11,422**
Total Liabilities	**75,932**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/	3,094
Total Retained Earnings	570,100
Total NASDAQ OMX Stockholders' Equity	**655,980**
Total Noncontrolling Interest	-
Total Equity	**655,980**
Total Liabilities Minority Interest and Stockholders Equity	**731,912**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	195,201
Market Services	-
Other	23,014
Total Revenues	**218,215**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**218,215**
Operating Expenses:	
Compensation and Benefits	**61,938**
Marketing and Advertising	**594**
Depr and Amortization	**19,638**
Professional and Contract Services	71,914
Computer Ops and Data Communication	27,525
Occupancy	8,169
Regulatory	-
General Administrative and Other	18,315
Merger Related Expenses Total	594
Restructuring Charges	35,379
Total Operating Expenses	244,065
Operating Income	(25,850)
Total Interest Income	107
Total Interest Expense	(251)
Dividend and Investment Income	**32,118**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	6,123
Income Tax provisions	(756)
Net Income before Minority Interest	6,879
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6,879

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	199
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,438
Margin Deposits & Default Fund	-
Total Current Assets	**2,638**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	310
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	90
Right of use asset	-
Total Long Term Assets	**402**
Total Assets	**3,040**
LIABILITIES	
AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	359
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	36
Other Current Liabilities	(2)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**394**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**394**
EQUITY	
Common Stock Total	-
Preferred Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/	(7,029)
Total Retained Earnings	4,053
Total NASDAQ OMX Stockholders' Equity	**2,645**
Total Noncontrolling Interest	-
Total Equity	**2,645**
Total Liabilities Minority Interest and Stockholders Equity	**3,040**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	807
Total Revenues	**807**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**807**
Operating Expenses:	
Compensation and Benefits	**270**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	17
Computer Ops and Data Communication	1
Occupancy	30
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Restructuring Charges	423
Total Operating Expenses	755
Operating Income	52
Total Interest Income	108
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	159
Income Tax provisions	37
Net Income before Minority Interest	122
Net (gain) loss attributable to noncontrolling interests	-
Net Income	122

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	149
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	11
Other Current Assets	1,199
Margin Deposits & Default Fund	-
Total Current Assets	**1,360**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	56
Total Long Term Assets	**58**
Total Assets	**1,418**
LIABILITIES	
AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	565
Deferred Revenue	-
Lease liability - current	44
Other Accrued Liabilities	(23)
Other Current Liabilities	44
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**660**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	11
All Other Long Term Liabilities	-
Long Term Liabilities	**11**
Total Liabilities	**671**
EQUITY	
Common Stock Total	-
Preferred Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/	(587)
Total Retained Earnings	1,184
Total NASDAQ OMX Stockholders' Equity	**747**
Total Noncontrolling Interest	-
Total Equity	**747**
Total Liabilities Minority Interest and Stockholders Equity	**1,418**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,961
Total Revenues	**1,961**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,961**
Operating Expenses:	
Compensation and Benefits	**1,483**
Marketing and Advertising	**6**
Depr and Amortization	**2**
Professional and Contract Services	35
Computer Ops and Data Communication	7
Occupancy	74
Regulatory	-
General Administrative and Other	156
Merger Related Expenses Total	-
Restructuring Charges	149
Total Operating Expenses	1,912
Operating Income	49
Total Interest Income	41
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	90
Income Tax provisions	0
Net Income before Minority Interest	90
Net (gain) loss attributable to noncontrolling interests	-
Net Income	90

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	213
Margin Deposits & Default Fund	-
Total Current Assets	**326**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	647
Right of use asset	-
Total Long Term Assets	**711**
Total Assets	**1,037**
LIABILITIES	
AP and Accrued Expenses	110
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	221
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	28
Other Current Liabilities	(35)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**324**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**324**
EQUITY	
Common Stock Total	-
Preferred Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/	(367)
Total Retained Earnings	239
Total NASDAQ OMX Stockholders' Equity	**713**
Total Noncontrolling Interest	-
Total Equity	**713**
Total Liabilities Minority Interest and Stockholders Equity	**1,037**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	2,621
Total Revenues	**2,621**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**2,621**
Operating Expenses:	
Compensation and Benefits	**1,935**
Marketing and Advertising	**30**
Depr and Amortization	**35**
Professional and Contract Services	51
Computer Ops and Data Communication	8
Occupancy	181
Regulatory	-
General Administrative and Other	200
Merger Related Expenses Total	-
Restructuring Charges	67
Total Operating Expenses	2,507
Operating Income	113
Total Interest Income	-
Total Interest Expense	(4)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	109
Income Tax provisions	70
Net Income before Minority Interest	40
Net (gain) loss attributable to noncontrolling interests	-
Net Income	40

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	21
Investments	-
Total Receivables - Net	19
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(3)
Margin Deposits & Default Fund	-
Total Current Assets	**36**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**36**
LIABILITIES	
AP and Accrued Expenses	(3)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	48
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Other Current Liabilities	3
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**46**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**46**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/	(81)
Total Retained Earnings	28
Total NASDAQ OMX Stockholders' Equity	**(10)**
Total Noncontrolling Interest	-
Total Equity	**(10)**
Total Liabilities Minority Interest and Stockholders Equity	**36**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	216
Total Revenues	**216**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**216**
Operating Expenses:	
Compensation and Benefits	**180**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	32
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	6
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	219
Operating Income	(3)
Total Interest Income	-
Total Interest Expense	(0)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(3)
Income Tax provisions	2
Net Income before Minority Interest	(5)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(5)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	34,659
Investments	0
Total Receivables - Net	27,799
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	193,817
Margin Deposits & Default Fund	-
Total Current Assets	**256,276**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,782
Right of use asset	-
Total Long Term Assets	**701,782**
Total Assets	**958,057**
LIABILITIES	
AP and Accrued Expenses	5,155
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	626
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(62,210)
Other Current Liabilities	1,640
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(54,789)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	24
Long Term Liabilities	**24**
Total Liabilities	**(54,765)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/	(154,949)
Total Retained Earnings	199,599
Total NASDAQ OMX Stockholders' Equity	**1,012,823**
Total Noncontrolling Interest	-
Total Equity	**1,012,823**
Total Liabilities Minority Interest and Stockholders Equity	**958,057**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,172
Total Revenues	**4,172**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**4,172**
Operating Expenses:	
Compensation and Benefits	**1,901**
Marketing and Advertising	**3**
Depr and Amortization	**-**
Professional and Contract Services	348
Computer Ops and Data Communication	316
Occupancy	151
Regulatory	-
General Administrative and Other	1,916
Merger Related Expenses Total	4
Restructuring Charges	63
Total Operating Expenses	4,702
Operating Income	(530)
Total Interest Income	47,086
Total Interest Expense	(28,980)
Dividend and Investment Income	**21,232**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	38,808
Income Tax provisions	4,972
Net Income before Minority Interest	33,836
Net (gain) loss attributable to noncontrolling interests	-
Net Income	33,836

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	-
Total Receivables - Net	87
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,778
Margin Deposits & Default Fund	-
Total Current Assets	**6,350**
Long Term Assets:	
Total Property and Equipment - Net	953
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	388
Other Long Term Assets	-
Right of use asset	2,282
Total Long Term Assets	**3,622**
Total Assets	**9,972**
LIABILITIES	
AP and Accrued Expenses	534
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,135
Deferred Revenue	-
Lease liability - current	899
Other Accrued Liabilities	(215)
Other Current Liabilities	(197)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,156**
Total Long Term Debt	-
Non Current Deferred Tax Liability	321
Non-current deferred revenue	-
Lease liability - non current	1,352
All Other Long Term Liabilities	-
Long Term Liabilities	**1,673**
Total Liabilities	**7,829**
EQUITY	
Common Stock Total	-
Preferred Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(186)
Total Retained Earnings	1,074
Total NASDAQ OMX Stockholders' Equity	**2,143**
Total Noncontrolling Interest	-
Total Equity	**2,143**
Total Liabilities Minority Interest and Stockholders Equity	**9,972**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	13,909
Market Services	-
Other	14,462
Total Revenues	**28,371**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**28,371**
Operating Expenses:	
Compensation and Benefits	**23,627**
Marketing and Advertising	**44**
Depr and Amortization	**395**
Professional and Contract Services	3,332
Computer Ops and Data Communication	2,464
Occupancy	1,172
Regulatory	-
General Administrative and Other	1,139
Merger Related Expenses Total	515
Restructuring Charges	401
Total Operating Expenses	33,089
Operating Income	(4,718)
Total Interest Income	264
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(4,454)
Income Tax provisions	161
Net Income before Minority Interest	(4,615)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(4,615)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(2)
Investments	-
Total Receivables - Net	7,926
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(16)
Margin Deposits & Default Fund	-
Total Current Assets	**7,908**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	11
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**11**
Total Assets	**7,918**
LIABILITIES	
AP and Accrued Expenses	3,419
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	0
Other Current Liabilities	1
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**3,420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,420**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/	(719)
Total Retained Earnings	(1,763)
Total NASDAQ OMX Stockholders' Equity	**4,499**
Total Noncontrolling Interest	-
Total Equity	**4,499**
Total Liabilities Minority Interest and Stockholders Equity	**7,918**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	0
Total Revenues	**0**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	**20**
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	22
Operating Income	(22)
Total Interest Income	239
Total Interest Expense	(0)
Dividend and Investment Income	**(208)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	9
Income Tax provisions	(8)
Net Income before Minority Interest	17
Net (gain) loss attributable to noncontrolling interests	-
Net Income	17

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(302)
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(0)
Margin Deposits & Default Fund	-
Total Current Assets	**(302)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(2,568)
Right of use asset	-
Total Long Term Assets	**(2,568)**
Total Assets	**(2,871)**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(1,297)
Accumulated Other Comprehensive Income/	(1,146)
Total Retained Earnings	(427)
Total NASDAQ OMX Stockholders' Equity	**(2,871)**
Total Noncontrolling Interest	-
Total Equity	**(2,871)**
Total Liabilities Minority Interest and Stockholders Equity	**(2,871)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	0
Operating Income	(0)
Total Interest Income	0
Total Interest Expense	(14)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(14)
Income Tax provisions	-
Net Income before Minority Interest	(14)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(14)

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(27)
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	210
Margin Deposits & Default Fund	-
Total Current Assets	**182**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(481,535)
Right of use asset	-
Total Long Term Assets	**(481,535)**
Total Assets	**(481,353)**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	(0)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(0)**
EQUITY	
Common Stock Total	-
Preferred Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(563,545)
Accumulated Other Comprehensive Income/	83,520
Total Retained Earnings	(1,352)
Total NASDAQ OMX Stockholders' Equity	**(481,352)**
Total Noncontrolling Interest	-
Total Equity	**(481,352)**
Total Liabilities Minority Interest and Stockholders Equity	**(481,353)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V. (liquidated 11/2024)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	21
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	11
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	32
Operating Income	(32)
Total Interest Income	77
Total Interest Expense	(1)
Dividend and Investment Income	**(0)**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	44
Income Tax provisions	-
Net Income before Minority Interest	44
Net (gain) loss attributable to noncontrolling interests	-
Net Income	44

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	88
Investments	-
Total Receivables - Net	12,369
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	138,149
Margin Deposits & Default Fund	-
Total Current Assets	**150,607**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	139
Right of use asset	-
Total Long Term Assets	**139**
Total Assets	**150,745**
LIABILITIES	
AP and Accrued Expenses	18,066
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(291)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**17,775**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**17,775**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/	(183,442)
Total Retained Earnings	72,982
Total NASDAQ OMX Stockholders' Equity	**132,970**
Total Noncontrolling Interest	-
Total Equity	**132,970**
Total Liabilities Minority Interest and Stockholders Equity	**150,745**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	9
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9
Operating Income	(9)
Total Interest Income	2,167
Total Interest Expense	1
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	2,159
Income Tax provisions	(2)
Net Income before Minority Interest	2,161
Net (gain) loss attributable to noncontrolling interests	-
Net Income	2,161

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	(8)
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	219,531
Margin Deposits & Default Fund	-
Total Current Assets	**219,523**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**462,937**
LIABILITIES	
AP and Accrued Expenses	2,710
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1,915)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**795**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**795**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/	(147,409)
Total Retained Earnings	(90,083)
Total NASDAQ OMX Stockholders' Equity	**462,142**
Total Noncontrolling Interest	-
Total Equity	**462,142**
Total Liabilities Minority Interest and Stockholders Equity	**462,937**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	1
Operating Income	(1)
Total Interest Income	9,522
Total Interest Expense	(17)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	9,505
Income Tax provisions	(8)
Net Income before Minority Interest	9,512
Net (gain) loss attributable to noncontrolling interests	-
Net Income	9,512

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	453
Investments	-
Total Receivables - Net	1,476
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	26
Margin Deposits & Default Fund	-
Total Current Assets	**1,955**
Long Term Assets:	
Total Property and Equipment - Net	2,434
Goodwill	13,681
Other Intangibles	1,833
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,948**
Total Assets	**19,903**
LIABILITIES	
AP and Accrued Expenses	367
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	914
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	101
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,382**
Total Long Term Debt	-
Non Current Deferred Tax Liability	367
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,106
Long Term Liabilities	**3,473**
Total Liabilities	**4,855**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,865
Accumulated Other Comprehensive Income/	(2,341)
Total Retained Earnings	(9,322)
Total NASDAQ OMX Stockholders' Equity	**8,202**
Total Noncontrolling Interest	6,847
Total Equity	**15,049**
Total Liabilities Minority Interest and Stockholders Equity	**19,903**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	2,883
Other	-
Total Revenues	**2,883**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**2,883**
Operating Expenses:	
Compensation and Benefits	**2,192**
Marketing and Advertising	**424**
Depr and Amortization	**1,191**
Professional and Contract Services	4,652
Computer Ops and Data Communication	269
Occupancy	84
Regulatory	-
General Administrative and Other	209
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	9,020
Operating Income	(6,137)
Total Interest Income	52
Total Interest Expense	(1)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	(6,087)
Income Tax provisions	(65)
Net Income before Minority Interest	(6,022)
Net (gain) loss attributable to noncontrolling interests	2,402
Net Income	(3,620)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,461
Investments	-
Total Receivables - Net	667
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	56
Margin Deposits & Default Fund	-
Total Current Assets	**2,185**
Long Term Assets:	
Total Property and Equipment - Net	63
Goodwill	3,857
Other Intangibles	-
Non Current Deferred Taxes	2,955
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,875**
Total Assets	**9,060**
LIABILITIES	
AP and Accrued Expenses	567
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	933
Deferred Revenue	-
Lease liability - current	11
Other Accrued Liabilities	3,317
Other Current Liabilities	487
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,316**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**5,316**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,590
Accumulated Other Comprehensive Income/	-
Total Retained Earnings	(15,846)
Total NASDAQ OMX Stockholders' Equity	**3,744**
Total Noncontrolling Interest	-
Total Equity	**3,744**
Total Liabilities Minority Interest and Stockholders Equity	**9,060**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	9,681
Financial Technology	-
Market Services	-
Other	4,657
Total Revenues	**14,338**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**14,338**
Operating Expenses:	
Compensation and Benefits	**4,745**
Marketing and Advertising	**(423)**
Depr and Amortization	**979**
Professional and Contract Services	1,081
Computer Ops and Data Communication	2,613
Occupancy	280
Regulatory	-
General Administrative and Other	481
Merger Related Expenses Total	-
Restructuring Charges	1,177
Total Operating Expenses	10,932
Operating Income	3,407
Total Interest Income	3
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	3,410
Income Tax provisions	(2,607)
Net Income before Minority Interest	6,017
Net (gain) loss attributable to noncontrolling interests	-
Net Income	6,017

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,917
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	110
Margin Deposits & Default Fund	-
Total Current Assets	**3,027**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	3
Total Long Term Assets	**3**
Total Assets	**3,029**
LIABILITIES	
AP and Accrued Expenses	314
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	(5)
Other Accrued Liabilities	-
Other Current Liabilities	352
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**660**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**660**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/	(128)
Total Retained Earnings	(1,174)
Total NASDAQ OMX Stockholders' Equity	**978**
Total Noncontrolling Interest	1,391
Total Equity	**2,369**
Total Liabilities Minority Interest and Stockholders Equity	**3,029**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	768
Market Services	-
Other	-
Total Revenues	**768**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**768**
Operating Expenses:	
Compensation and Benefits	**-**
Marketing and Advertising	**-**
Depr and Amortization	**468**
Professional and Contract Services	330
Computer Ops and Data Communication	108
Occupancy	435
Regulatory	32
General Administrative and Other	(592)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	782
Operating Income	(14)
Total Interest Income	48
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	34
Income Tax provisions	(1)
Net Income before Minority Interest	35
Net (gain) loss attributable to noncontrolling interests	(78)
Net Income	(43)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	73
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,099
Margin Deposits & Default Fund	-
Total Current Assets	**2,172**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**2,177**
LIABILITIES	
AP and Accrued Expenses	24
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	302
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	20
Other Current Liabilities	(3)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**343**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**343**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(574)
Total Retained Earnings	2,408
Total NASDAQ OMX Stockholders' Equity	**1,833**
Total Noncontrolling Interest	-
Total Equity	**1,833**
Total Liabilities Minority Interest and Stockholders Equity	**2,177**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	1,808
Total Revenues	**1,808**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**1,808**
Operating Expenses:	
Compensation and Benefits	**1,424**
Marketing and Advertising	**0**
Depr and Amortization	**5**
Professional and Contract Services	124
Computer Ops and Data Communication	1
Occupancy	40
Regulatory	-
General Administrative and Other	118
Merger Related Expenses Total	-
Restructuring Charges	6
Total Operating Expenses	1,718
Operating Income	90
Total Interest Income	65
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	155
Income Tax provisions	38
Net Income before Minority Interest	117
Net (gain) loss attributable to noncontrolling interests	-
Net Income	117

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	2,159
Investments	-
Total Receivables - Net	415
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,243
Margin Deposits & Default Fund	-
Total Current Assets	**5,817**
Long Term Assets:	
Total Property and Equipment - Net	56
Goodwill	54,314
Other Intangibles	2,185
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**56,559**
Total Assets	**62,376**
LIABILITIES	
AP and Accrued Expenses	80
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	359
Deferred Revenue	479
Lease liability - current	-
Other Accrued Liabilities	546
Other Current Liabilities	(14)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**1,450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	595
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**595**
Total Liabilities	**2,046**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/	(2,935)
Total Retained Earnings	20,890
Total NASDAQ OMX Stockholders' Equity	**60,330**
Total Noncontrolling Interest	-
Total Equity	**60,330**
Total Liabilities Minority Interest and Stockholders Equity	**62,376**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	468
Financial Technology	2,773
Market Services	-
Other	400
Total Revenues	**3,641**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**3,641**
Operating Expenses:	
Compensation and Benefits	**1,652**
Marketing and Advertising	**-**
Depr and Amortization	**402**
Professional and Contract Services	802
Computer Ops and Data Communication	1,490
Occupancy	244
Regulatory	-
General Administrative and Other	(456)
Merger Related Expenses Total	82
Restructuring Charges	-
Total Operating Expenses	4,215
Operating Income	(574)
Total Interest Income	218
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(356)
Income Tax provisions	(74)
Net Income before Minority Interest	(282)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(282)

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	7,195
Investments	-
Total Receivables - Net	9,064
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	23,625
Margin Deposits & Default Fund	-
Total Current Assets	**39,884**
Long Term Assets:	
Total Property and Equipment - Net	11,892
Goodwill	9,896
Other Intangibles	-
Non Current Deferred Taxes	1,333
Other Long Term Assets	20,217
Right of use asset	151
Total Long Term Assets	**43,488**
Total Assets	**83,372**
LIABILITIES	
AP and Accrued Expenses	1,817
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,728
Deferred Revenue	2,804
Lease liability - current	130
Other Accrued Liabilities	(1,242)
Other Current Liabilities	(361)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**6,876**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	23
All Other Long Term Liabilities	487
Long Term Liabilities	**510**
Total Liabilities	**7,385**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/	(21,231)
Total Retained Earnings	94,731
Total NASDAQ OMX Stockholders' Equity	**75,987**
Total Noncontrolling Interest	-
Total Equity	**75,987**
Total Liabilities Minority Interest and Stockholders Equity	**83,372**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	121,546
Market Services	-
Other	67
Total Revenues	**121,612**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**121,612**
Operating Expenses:	
Compensation and Benefits	**12,867**
Marketing and Advertising	**39**
Depr and Amortization	**4,399**
Professional and Contract Services	31,965
Computer Ops and Data Communication	25,227
Occupancy	1,514
Regulatory	-
General Administrative and Other	1,213
Merger Related Expenses Total	12
Restructuring Charges	54
Total Operating Expenses	77,290
Operating Income	44,323
Total Interest Income	840
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	45,163
Income Tax provisions	13,245
Net Income before Minority Interest	31,918
Net (gain) loss attributable to noncontrolling interests	-
Net Income	31,918

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,536
Investments	-
Total Receivables - Net	1,733
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,147
Margin Deposits & Default Fund	-
Total Current Assets	**20,416**
Long Term Assets:	
Total Property and Equipment - Net	3,307
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	872
Other Long Term Assets	359
Right of use asset	-
Total Long Term Assets	**4,538**
Total Assets	**24,953**
LIABILITIES	
AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,835
Deferred Revenue	1,397
Lease liability - current	-
Other Accrued Liabilities	(155)
Other Current Liabilities	(12)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**5,092**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	17
Lease liability - non current	-
All Other Long Term Liabilities	268
Long Term Liabilities	**285**
Total Liabilities	**5,377**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	7,327
Accumulated Other Comprehensive Income/	(4,278)
Total Retained Earnings	16,527
Total NASDAQ OMX Stockholders' Equity	**19,576**
Total Noncontrolling Interest	-
Total Equity	**19,576**
Total Liabilities Minority Interest and Stockholders Equity	**24,953**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	13,115
Market Services	-
Other	9,459
Total Revenues	**22,574**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**22,574**
Operating Expenses:	
Compensation and Benefits	**10,374**
Marketing and Advertising	**7**
Depr and Amortization	**880**
Professional and Contract Services	4,302
Computer Ops and Data Communication	1,225
Occupancy	696
Regulatory	-
General Administrative and Other	373
Merger Related Expenses Total	-
Restructuring Charges	193
Total Operating Expenses	18,051
Operating Income	4,523
Total Interest Income	759
Total Interest Expense	(0)
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	5,282
Income Tax provisions	1,483
Net Income before Minority Interest	3,799
Net (gain) loss attributable to noncontrolling interests	-
Net Income	3,799

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	198
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(16,538)
Margin Deposits & Default Fund	-
Total Current Assets	**(16,340)**
Long Term Assets:	
Total Property and Equipment - Net	30
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**217**
Total Assets	**(16,123)**
LIABILITIES	
AP and Accrued Expenses	140
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**140**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**140**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/	212
Total Retained Earnings	(34,682)
Total NASDAQ OMX Stockholders' Equity	**(16,263)**
Total Noncontrolling Interest	-
Total Equity	**(16,263)**
Total Liabilities Minority Interest and Stockholders Equity	**(16,123)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	543
Total Revenues	**543**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**543**
Operating Expenses:	
Compensation and Benefits	**0**
Marketing and Advertising	**-**
Depr and Amortization	**-**
Professional and Contract Services	1,866
Computer Ops and Data Communication	148
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	2,014
Operating Income	(1,471)
Total Interest Income	(0)
Total Interest Expense	(958)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	(2,429)
Income Tax provisions	-
Net Income before Minority Interest	(2,429)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(2,429)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	1,350
Investments	-
Total Receivables - Net	609
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	28
Margin Deposits & Default Fund	-
Total Current Assets	**1,986**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	0
Total Long Term Assets	**12**
Total Assets	**1,999**
LIABILITIES	
AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	671
Deferred Revenue	-
Lease liability - current	0
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**671**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	0
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**671**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/	(316)
Total Retained Earnings	1,457
Total NASDAQ OMX Stockholders' Equity	**1,328**
Total Noncontrolling Interest	-
Total Equity	**1,328**
Total Liabilities Minority Interest and Stockholders Equity	**1,999**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Ukraine
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	3,791
Total Revenues	**3,791**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	**3,791**
Operating Expenses:	
Compensation and Benefits	**2,141**
Marketing and Advertising	**-**
Depr and Amortization	**6**
Professional and Contract Services	1,110
Computer Ops and Data Communication	0
Occupancy	81
Regulatory	-
General Administrative and Other	(51)
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	3,287
Operating Income	504
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	504
Income Tax provisions	132
Net Income before Minority Interest	372
Net (gain) loss attributable to noncontrolling interests	-
Net Income	372

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(296)
Accumulated Other Comprehensive Income/	320
Total Retained Earnings	(24)
Total NASDAQ OMX Stockholders' Equity	-
Total Noncontrolling Interest	-
Total Equity	-
Total Liabilities Minority Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	22
Investments	-
Total Receivables - Net	1,432
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**1,457**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	136
Other Long Term Assets	3,181
Right of use asset	-
Total Long Term Assets	**3,317**
Total Assets	**4,774**
LIABILITIES	
AP and Accrued Expenses	611
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(0)
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**611**
Total Long Term Debt	-
Non Current Deferred Tax Liability	136
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,531
Long Term Liabilities	**3,667**
Total Liabilities	**4,278**
EQUITY	
Common Stock Total	-
Preferred Stock Total	41
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(15)
Total Retained Earnings	469
Total NASDAQ OMX Stockholders' Equity	**496**
Total Noncontrolling Interest	-
Total Equity	**496**
Total Liabilities Minority Interest and Stockholders Equity	**4,774**

Nasdaq, Inc.
Unconsolidated Statement of Income -TOV AxiomSL
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	4,933
Total Revenues	**4,933**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**4,933**
Operating Expenses:	
Compensation and Benefits	**3,462**
Marketing and Advertising	**-**
Depr and Amortization	**47**
Professional and Contract Services	157
Computer Ops and Data Communication	0
Occupancy	55
Regulatory	-
General Administrative and Other	705
Merger Related Expenses Total	210
Restructuring Charges	92
Total Operating Expenses	4,729
Operating Income	204
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	204
Income Tax provisions	98
Net Income before Minority Interest	106
Net (gain) loss attributable to noncontrolling interests	-
Net Income	106

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	16,717
Investments	-
Total Receivables - Net	36,697
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	60,496
Margin Deposits & Default Fund	-
Total Current Assets	**113,910**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12,104
Other Long Term Assets	180
Right of use asset	-
Total Long Term Assets	**12,284**
Total Assets	**126,194**
LIABILITIES	
AP and Accrued Expenses	1,289
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	144
Other Accrued Liabilities	92,346
Other Current Liabilities	(819)
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**92,959**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12,816
Non-current deferred revenue	-
Lease liability - non current	(44)
All Other Long Term Liabilities	161
Long Term Liabilities	**12,932**
Total Liabilities	**105,891**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	168,667
Accumulated Other Comprehensive Income/	(149)
Total Retained Earnings	(148,215)
Total NASDAQ OMX Stockholders' Equity	**20,303**
Total Noncontrolling Interest	-
Total Equity	**20,303**
Total Liabilities Minority Interest and Stockholders Equity	**126,194**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	130,847
Market Services	-
Other	28
Total Revenues	**130,875**
Transaction-based expenses:	**-**
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	**-**
Revenues less Cost of Revenues	**130,875**
Operating Expenses:	
Compensation and Benefits	**47,447**
Marketing and Advertising	**1,936**
Depr and Amortization	**27,558**
Professional and Contract Services	(14,613)
Computer Ops and Data Communication	25,677
Occupancy	2,429
Regulatory	0
General Administrative and Other	7,180
Merger Related Expenses Total	-
Restructuring Charges	215
Total Operating Expenses	97,828
Operating Income	33,047
Total Interest Income	3,779
Total Interest Expense	(18,664)
Dividend and Investment Income	**-**
Income from Unconsolidated Investees - net	-
Impairment Loss	38,961
Non-Qualified Deferred Compensation COLI	**-**
Net Income Before Taxes	57,123
Income Tax provisions	64,701
Net Income before Minority Interest	(7,578)
Net (gain) loss attributable to noncontrolling interests	-
Net Income	(7,578)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Deferred Tax	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,381
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,381**
Total Assets	**1,381**
LIABILITIES	
AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Other Current Liabilities	-
Margin Deposits & Default Fund	-
Restructuring Provisions	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Preferred Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/	(53)
Total Retained Earnings	1,434
Total NASDAQ OMX Stockholders' Equity	**1,381**
Total Noncontrolling Interest	-
Total Equity	**1,381**
Total Liabilities Minority Interest and Stockholders Equity	**1,381**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2024
REVENUE	
Capital Access Platforms	-
Financial Technology	-
Market Services	-
Other	-
Total Revenues	-
Transaction-based expenses:	-
Transaction Rebates	-
Brokerage, Clearance and Exchange Fees	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Restructuring Charges	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Impairment Loss	-
Non-Qualified Deferred Compensation COLI	-
Net Income Before Taxes	-
Income Tax provisions	-
Net Income before Minority Interest	-
Net (gain) loss attributable to noncontrolling interests	-
Net Income	-

Financial Statements

Nasdaq ISE, LLC
Year Ended December 31, 2024
With Report of Independent Auditors

Nasdaq ISE, LLC

Financial Statements

Year Ended December 31, 2024

Contents

Ernst & Young LLP
One Manhattan West
New York, New York
10001

Tel: +1 212 773 3000
ey.com

Shape the future
with confidence

Report of Independent Auditors

The Member and Management of Nasdaq ISE, LLC

Opinion

We have audited the financial statements of Nasdaq ISE, LLC (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

Shape the future
with confidence

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 16, 2025

Nasdaq ISE, LLC

Balance Sheet
(In Thousands)

December 31, 2024

Assets		
Receivables, net	$	26,484
Receivable from Nasdaq, Inc., net		63,231
Investment in Options Clearing Corporation ("OCC")		146,996
Property and equipment, net		3,590
Other assets		18,068
Total assets	$	258,369
Liabilities and stockholder's equity		
Accounts payable and other accrued liabilities	$	1,366
Section 31 fees payable to the SEC		9,719
Accrued personnel costs		1,680
Total liabilities		12,765
Member's equity:		
Total member's equity		245,604
Total liabilities and member's equity	$	258,369

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2024

Revenues:	
Market Services	$ 458,093
Capital Access Platforms	23,771
Financial Technology	15,087
Total revenues	496,951
Transaction-based expenses	
Transaction rebates	(314,249)
Brokerage, clearance, and exchange fees	(25,041)
Total transaction-based expenses	(339,290)
Revenues less transaction-based expenses	157,661
Operating expenses:	
Compensation and benefits	6,393
Depreciation and amortization	378
Professional and contract services	2,911
Technology and communication infrastructure	1,957
Provision for bad debt	859
Occupancy	555
Regulatory fees	2,047
General, administration, and other	4,287
Total operating expenses	19,387
Operating income	138,274
Income from investment in the OCC	14,047
Net income	$ 152,321

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2024

Balance at January 1, 2024	$	227,283
Dividend to Parent		(134,000)
Net income		152,321
Balance at December 31, 2024	$	245,604

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 152,321
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	378
Share-based compensation	565
Income from investment in the OCC	(14,047)
Provision for bad debt	859
Net change in operating assets and liabilities:	
Receivables, net	(9,161)
Receivable from Nasdaq, Inc.	511
Other current assets and other assets	(2,536)
Accounts payable and other accrued liabilities	(197)
Accrued personnel costs	56
Section 31 fees payable to the SEC	7,245
Net cash provided by operating activities	135,994
Cash flows from investing activities	
Purchases of property and equipment	(1,994)
Net cash used in investing activities	(1,994)
Cash flows from financing activities	
Dividend to Parent	(134,000)
Net cash used in financing activities	(134,000)
Net change in cash	—
Cash at beginning of period	—
Cash at end of period	$ —

See accompanying notes to financial statements.

Nasdaq ISE, LLC

Notes to Financial Statements

December 31, 2024

1. Nature of Operations

Nasdaq ISE, LLC ("ISE", the "Exchange", or "we"), is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of its capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. ISE was founded in September 1997 and received regulatory approval to become a national securities exchange in February 2000 and, in May 2000, formally commenced trading. As a Self-Regulatory Organization ("SRO"), ISE is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules. ISE is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), ISE determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Balance Sheet was $65 thousand as of December 31, 2024.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when ISE owns 20% to 50% of the outstanding voting stock of a company and when ISE is able to exercise significant influence over the operating and financial policies of a company. ISE records its pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. ISE evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in net income in the period the impairment occurs. See Note 4, "Equity Method Investment" for further discussion of ISE's equity method investment.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Other Assets

As of December 31, 2024, other assets include the following:

- CAT net receivable of $17.8 million. For a further discussion of the CAT net receivable, see Note 9, "Risks and Uncertainties"; and
- Membership deposits of $0.3 million related to the Options Pricing Reporting Authority, LLC ("OPRA") and the Options Clearing Corporation.

Revenue Recognition and Transaction-based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes equity derivative trading revenues. ISE charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. ISE satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as transaction-based expenses.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and other accrued liabilities* on the Balance Sheet.

ISE pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

ISE also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Capital Access Platforms includes market data revenues and index licensing revenues. The Exchange collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. These revenues are charged and recognized on a monthly or quarterly basis when earned.

The Exchange develops and licenses ISE branded indexes. Revenue consists of license fees from these branded, asset-based indexes. Asset-based licenses are also generally long-term agreements. Customers are charged based on a percentage of assets under management for licensed products, per the agreement, on a monthly or quarterly basis. These revenues are recognized over the term of the license agreement since the customer receives and consumes the benefit as ISE provides the service.

Financial Technology

Financial Technology includes our trade management services business. Trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds. These revenues are charged and recognized on a monthly basis when earned.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Related-Party Transactions

ISE engages in related party transactions with the Parent and its affiliates. Third party revenues earned by ISE are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by ISE are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Company in the amount of $6.4 million.

For the year ended December 31, 2024, occupancy expense totaled $0.6 million, which included a corporate allocation from Nasdaq for Nasdaq office space used by the Exchange's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *Occupancy* expense on the Statement of Income.

ISE, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $5.6 million for the year ended December 31, 2024 and are included in *General, administration, and other* on the Statement of Income.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. ISE incurred $1.4 million in transaction fees from NES for options contracts routed away from ISE and is included in *Brokerage, clearing, and exchange fees* on the Statement of Income. The Exchange also earns transaction and access fees from NES for options contracts routed to ISE, resulting in amounts receivable from affiliated companies. ISE assessed $0.3 million in transaction and access fees to NES for options contracts routed to ISE included in *Market Services* on the Statement of Income. ISE also incurred $1.7 million in index fees from Nasdaq for the NDX Index included in *Market Services* on the Statement of Income.

Effective June 30, 2016, the Exchange entered into a Regulatory Services Agreement between Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2024, $63.2 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on in accordance with Nasdaq's intercompany settlement policy. In 2024, the Exchange paid a dividend of $134.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Equity Method Investment

The carrying amount of ISE's equity method investment totaled $147.0 million as of December 31, 2024 and is included in *Investment in the OCC* on the Balance Sheet. As of December 31, 2024, ISE's equity method investment consisted solely of its 20% equity interest in the OCC. The net income from ISE's equity method investment was $14.0 million in 2024 and is included in *Income from investment in the OCC* in the Statement of Income.

5. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2024
	(In Thousands)
Software, internally developed / acquired	$ 8,823
Furniture and equipment	4
Total property and equipment	8,827
Less – accumulated depreciation and amortization	(5,237)
Total property and equipment, net of accumulated depreciation	$ 3,590

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $1.9 million of costs during the year ended December 31, 2024, included in *Property and equipment, net* on the Balance Sheet. At December 31, 2024, unamortized capitalized software development was $3.6 million.

For the year ended December 31, 2024, capitalized software amortization expense was $0.4 million.

6. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is subject to examination by the Internal Revenue Service for the years 2021 through 2023. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2023

7. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. We grant three-year cumulative performance-based awards to certain executives that focuses on Total Shareholder Return ("TSR"). Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Beginning in 2024, we replaced the exchange company peer group with the S&P 500 GICS 4020 Index, which is a blend of exchanges, as well as data, financial technology and banking companies to align more closely with Nasdaq's diverse business and competitors. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three-year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate.

The total share-based compensation expense allocated to the Exchange through an intercompany transaction from Nasdaq resulting from equity awards for the year ended December 31, 2024 was $0.6 million and is included in *Compensation and benefits* on the Statement of Income. At December 31, 2024,

$1.3 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.8 years.

8. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between ISE, PHLX, EXCH, BX, GEMX, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2024.

General Litigation

ISE may be involved in litigation arising in the normal course of business. ISE is not a party to any litigation that management believes could have a material adverse effect on ISE's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2024.

9. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which ISE competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, ISE must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If ISE is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, ISE's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

ISE is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. ISE's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Balance Sheet. ISE's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect ISE's financial position and results of operations.

ISE's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that ISE submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on ISE's business, financial condition and operating results. ISE must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan for Nasdaq and other exchanges to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. Implementation of a CAT has resulted in significant additional expenditures, including to implement the costly and complex new technology. In September 2023, the SEC approved a "Funding Model" for the CAT that allocated one-third of CAT expenses to the SROs, including ISE, and two-thirds of CAT expenses to the industry. This SEC approval order has been appealed to the 11th Circuit U.S. Court of Appeals, and the appeal remains pending. This allocation of expenses could be resolved unfavorably to the SEC and to the SROs, resulting in a delay in recovering expenses or the inability to recover those expenses. The SROs have yet to seek reimbursement for a portion of their expenses related to delivery of certain technology. If the SEC determines that we failed to timely or properly deliver the technology, we may forfeit recovery of an undetermined portion of those expenses.

The Exchange recorded a $0.9 million *Provision for bad debt* on the Statement of Income for the year ended December 31, 2024. At December 31, 2024, ISE holds $17.8 million, net of reserve of $10.1 million, as a net receivable included in *Other assets* on the Balance Sheet.

10. Fair Value of Financial Instruments

The Exchange’s financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables, net* and *Receivable from Nasdaq, Inc., net* approximate fair value due to the short-term nature of these assets. The Exchange’s financial liabilities, which include *Accounts payable and other accrued liabilities*, *Section 31 fees payable to the SEC,* and *Accrued personnel costs,* are reported at their contractual amounts, which approximate fair value.

11. Segments

For the year ended December 31, 2024, we adopted ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The adoption of the new guidance did not have a material impact on the Company’s financial statements.

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income or loss. The Company has determined that our chief operating decision maker is our President. The Company considers the total expenses of $19.4 million to be significant.

12. Subsequent Events

The Exchange has evaluated subsequent events through June 16, 2025, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.